SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Free translation into English from original previously issued in Portuguese)

Individual and consolidated

Interim Financial Information

for the quarter ended June 30, 2018

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2018

with report on the review of interim financial information

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated interim financial information

June 30, 2018

Contents

Management report	01
Comments on business projection trends	07
Report of the Statutory Audit Committee (CAE)	08
Statement of Executive officers on the interim financial information	09
Statement of Executive officers on the independent auditors' review report on the interim financial
information	10
Report on the review of interim financial information	11

Statements of financial position	13
Statements of operations	15
Statements of comprehensive income	17
Statements of changes in equity	18
Statements of cash flows	20
Statements of value added	22
Notes to the interim financial information	23

Management report

We worked hard to achieve our results this second quarter. In 2018, the traditional low season in Brazilian air travel was particularly challenging due to accelerated appreciation of the US Dollar against the Real, and industry-wide supply disruption that affected demand for air travel. Our commitment to continuous improvement in our results has proven that our strategy of offering a differentiated, high quality product while relentlessly focusing on cost efficiency is bearing fruit. We remain focused on offering the best experience in air transportation, providing on-time, exclusive services to our clients on new, modern aircraft that connect our main markets with the most convenient schedules.

In May, the GOL team successfully navigated through the industry-wide disruption caused by an extensive national strike of truck drivers. From May 21 to 31, trucks stopped and blocked the roadways, and supplies of fuel were not delivered to distribution points. As a result of the efforts of GOL’s team and its flight network strategy and single fleet type, the Company operated 99.8% of the schedule flights.

In June, GOL took delivery of its first 737 MAX 8 aircraft. The MAX 8 will permit the Company to serve Brazil’s large addressable market of passengers traveling between Midwest/Northeast Brazil and the State of Florida. In 4Q18 GOL will begin nonstop flights from Brasilia and Fortaleza to the Miami and Orlando international airports. The Brasilia to Orlando flight will be the world’s longest regular flight ever made with a 737 at approximately 6,079 kilometers. Also in June, GOL announced the launch of its 14th international destination: Quito, Ecuador. Three weekly nonstop flights from the Guarulhos International Airport to the Mariscal Sucre International are planned for December 2018. We will be the only airline to operate nonstop and connection-free flights between Brazil and Ecuador. Our new Boeing 737 MAX 8 aircraft, with next-gen technology, will offer customers all the convenience and comfort of GOL's flights, including in-flight internet and entertainment, eco-leather seats with ample leg room, and free on-board drinks and meals.

In July, GOL signed a new agreement to purchase another 15 737-MAX 8 aircraft, increasing the total order to 135 aircraft and converting 30 MAX 8 orders to MAX 10. The 737 MAX 10 will make it possible for GOL to comfortably add until 36 additional seats, up to until 222 passengers. The additional capacity will lead to a greater flexibility and further competitive advantage in cost, given that the MAX 10 will have a lower cost per seat when compared will all other aircraft available in the market with a single hallway. The Company plans to fly the MAX 10 beginning in 2022.

GOL continues its leadership as the lowest operating cost airline in the region for the 17th consecutive year. Its simplified, standardized fleet coupled with the Company’s lean and productive operations, provides GOL with a significant and sustainable competitive advantage over its peers. In 2Q18, aircraft utilization was 11.2 block hours per day, and our load factor increased by 0.2 p.p., reaching 78.1%. Our operating efficiency and cost advantage support our competitive position as the #1 airline in Brazil. We continue to reduce our cost of financing and improve our liquidity and leverage profile.

Operational and Financial Indicators

Traffic data – GOL (in millions)	2Q18	2Q17	% Var.	1H18	1H17	% Var.
RPK GOL – Total	8,337	8,135	2.5%	18,326	17,697	3.6%
RPK GOL – Domestic	7,611	7,302	4.2%	16,306	15,809	3.1%
RPK GOL – International	726	833	-12.9%	2,020	1,888	7.0%
ASK GOL – Total	10,673	10,447	2.2%	23,094	22,466	2.8%
ASK GOL – Domestic	9,618	9,324	3.2%	20,398	20,014	1.9%
ASK GOL – International	1,054	1,123	-6.1%	2,695	2,452	9.9%
GOL Load Factor – Total	78.1%	77.9%	0.2 p.p.	79.4%	78.8%	0.6 p.p.
GOL Load Factor – Domestic	79.1%	78.3%	0.8 p.p.	79.9%	79.0%	0.9 p.p.
GOL Load Factor – International	68.8%	74.2%	-5.3 p.p.	75.0%	77.0%	-2.0 p.p.
Operating data	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Average Fare (R$)	284	268	6.0%	311	283	9.8%
Revenue Passengers - Pax on board ('000)	7,559	7,261	4.1%	15,920	15,471	2.9%
Aircraft Utilization (block hours/day)	11.2	11.3	-0.7%	12.0	11.8	2.2%
Departures	58,247	57,883	0.6%	122,696	121,983	0.6%
Total Seats (‘000)	9,912	9,680	2.4%	20,712	20,414	1.5%
Average Stage Length (km)	1,045	1,061	-1.5%	1,097	1,082	1.3%
Fuel Consumption (mm liters)	315	311	1.4%	679	664	2.3%
Full-time Employees (at period end)	15,232	15,360	-0.8%	15,232	15,360	-0.8%
Average Operating Fleet[5]	108	106	2.4%	109	108	0.3%
On-time Departures	93.6%	96.0%	-2.4 p.p.	93.9%	95.3%	-1.4 p.p.
Flight Completion	98.7%	98.1%	0.6 p.p.	98.3%	98.4%	-0.1 p.p.
Passenger Complaints (per 1000 pax)	2.00	1.35	47.7%	2.09	1.39	50.3%
Lost Baggage (per 1000 pax)	1.84	2.04	-9.9%	1.94	2.11	-7.7%
Financial data	2Q18	2Q17	% Var.	1H18	1H17	% Var.
Net YIELD (R$ cents)	25.74	23.92	7.6%	26.98	24.72	9.1%
Net PRASK (R$ cents)	20.11	18.63	8.0%	21.41	19.47	10.0%
Net RASK (R$ cents)	22.05	20.67	6.7%	23.03	21.15	8.9%
CASK (R$ cents)	21.66	20.46	5.9%	20.66	19.91	3.7%
CASK ex-fuel (R$ cents)	14.23	14.43	-1.4%	13.40	13.84	-3.2%
CASK ex-fuel[4] (R$ cents)	15.12	14.43	4.8%	14.16	13.84	2.4%
Breakeven Load Factor	76.7%	77.1%	-0.4 p.p.	71.2%	74.2%	-3.0 p.p.
Average Exchange Rate [1]	3.6056	3.2174	12.1%	3.4274	3.2174	6.5%
End of period Exchange Rate [1]	3.8558	3.3082	16.6%	3.8558	3.3082	16.6%
WTI (avg. per barrel. US$) [2]	67.91	48.15	41.0%	65.46	49.95	31.1%
Price per liter Fuel (R$) [3]	2.73	2.08	31.4%	2.62	2.11	23.9%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.55	0.37	49.2%	0.53	0.30	75.3%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses excluding hedge results/liters consumed; 4. Excluding results of sale and sale-leaseback transactions; 5. Average operating fleet excluding aircraft in sub-leasing and MRO. *2Q17 and 1H17 results have been restated based on IFRS 15. Certain calculations may not match with the information in the quarterly financials due to rounding.

Domestic market – GOL

GOL’s domestic supply increased by 3.2% and demand increased by 4.2% in 2Q18. As a result, the Company’s  domestic load factor reached 79.1%, an increase of 0.8 p.p. when compared to 2Q17. GOL transported 7.2 million domestic passengers in the quarter, an increase of 3.9% when compared with the same period in 2017. The Company is the leader in transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply decreased by 6.1% and international demand decreased 12.9% in 2Q18 compared to 2Q17.  The Company’s international load factor in 2Q18 was 68.8%, decreasing 5.3 p.p. over 2Q17. During the quarter, GOL transported 0.3 million passengers in the international market, a decrease of 16.0% when compared to the second quarter of 2017.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 58,247, an increase of 0.6% in 2Q18 over 2Q17. The total number of seats available to the market was 9.9 million in the second quarter of 2018, an increase of 2.4% over the same period in 2017.

PRASK, Yield and RASK

Net PRASK increased by 8.0% in the quarter when compared to 2Q17, reaching 20.11 cents (R$), driven by a growth in net passenger revenue of 10.3% in the quarter. GOL’s Net RASK was 22.05 cents in (R$) 2Q18, an increase of 6.7% over 2Q17. Net yield increased by 7.6 % in 2Q18 over 2Q17, reaching 25.74 cents (R$), driven by a 6.0% increase in GOL’s average fare.

Total Fleet

Final	2Q18	2Q17	Var.	1Q18	Var.
Boeing 737s	119	120	-1	118	1
800	92	92	0	92	0
700	26	28	-2	26	0
MAX 8	1	0	1	0	1
By rental type	2Q18	2Q17	Var.	1Q18	Var.
Financial Leases	27	31	-4	29	-2
Operating Leases	92	89	3	89	-3

At the end of 2Q18, GOL’s total fleet was 119 Boeing 737 aircraft with 117 aircraft in operation, one aircraft subleased for another airline and one MAX 8 aircraft in preparation to start operating. At the end of June 2017, of total of 120 Boeing 737 aircraft, GOL was operating 116 aircraft on routes. The four remaining aircraft were sub-leased to another airline.

GOL has 92 aircraft under operating leasing arrangements and 27 aircraft under financial lease structures. 27 aircraft have a purchase option at the end of their lease contracts.

The average age of the fleet was 9.6 years at the end of 2Q18. As of June 30, 2018, the Company has 135 firm Boeing 737 MAX orders, comprised of 105 737 MAX 8 orders and 30 737 MAX 10 orders, allowing complete fleet renewal by 2028. GOL expects to end the year with 6 MAX 8 aircraft in the fleet.

Fleet plan	2018	2019E	2020E	>2020E	Total
Operating Fleet (End of the year)	120	122	125
Aircraft Commitments (R$ million)*	-	1,302.7	5,289.8	45,964.8	52,557.3
Pre-Delivery Payments (R$ million)	179.4	628.8	793.4	5,974.2	7,575.8

* Considers aircraft list price.

Glossary of industry terms

|	AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
|	AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.
|	AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.
|	AVAILaBLE FREIGHT TONNE KILOMETER (AFTK): cargo capacity in tonnes multiplied by number of kilometers flown.
|	AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.
|	BLOCK HOURS: the time an aircraft is in flight plus taxiing time.
|	BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.
|	BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
|	CHARTER: a flight operated by an airline outside its normal or regular operations.
|	EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.
|	FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)
|	FREIGHT TONNE KILOMETERS (FTK): weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.
|	LESSOR: the party renting a property or other asset to another party, the lessee.
|	LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).
|	LONG-HAUL FLIGHTS: long-distance flights (in GOL's case. flights of more than four hours' duration).
|	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
|	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
|	OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.
|	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.
|	REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.
|	REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.
|	SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
|	SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.
|	SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
|	TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.
|	WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.
|	YIELD PER PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Contacts

E-mail: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ri

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 67 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 135 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business. estimates for operating and financial results. and those related to growth prospects of GOL. These are merely projections and. as such. are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend. substantially. on external factors. in addition to the risks disclosed in GOL’s filed disclosure documents and are. therefore. subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice. GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP. including “Net Debt”. “Adjusted Net Debt”. ”total liquidity”. "EBITDA" and EBITDAR”. The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors. financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However. these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

Comments on business projection trends

The Company’s outlook is as follows:

Financial Outlook	2018E		2019E
(Consolidated, IFRS)	Previous	Revised	Previous	Revised
Total fleet (average)	117	117	122 to 124	122 to 124
Total Operational fleet (average)	*	110	*	116
ASKs, System (% change)	1 to 2	1 to 2	5 to 10	5 to 10
- Domestic	0 to 2	0 to 2	1 to 3	1 to 3
- International	6 to 8	6 to 8	30 to 40	30 to 40
Seats, System (% change)	0 to 2	0 to 2	3 to 5	3 to 5
Departures, System (% change)	0 to 2	0 to 2	2 to 5	2 to 5
Average load factor (%)	79 to 80	79 to 80	79 to 81	79 to 81
Ancillary revenues[1] (R$ billion)	~ 1.2	~ 1.0	~ 1.6	~ 1.3
Total net revenues (R$ billion)	~ 11	~ 11.5	~ 12	~ 12.5
Non-fuel CASK (R$ cents)	~ 14	~ 13.5	~ 15	~ 14
Fuel liters consumed (mm)	~ 1,380	~ 1,370	~ 1,440	~ 1,420
Fuel price (R$/liter)	~ 2.5	~ 2.9	~ 2.6	~ 2.9
EBITDA margin (%)	~ 16	~ 16	~ 18	~ 17
Operating (EBIT) margin (%)	~ 11	~ 11	~ 13	~ 12
Net financial expense[2] (R$ mm)	~ 650	~ 800	~ 500	~ 500
Pre-tax margin[2] (%)	*	~ 4	*	~ 8
Effective income tax rate (%)	~ 5	~ 23	~ 0	~ 10
Minority interest[3] (R$ mm)	*	~ 289	*	*
Capital expenditures, net (R$ mm)	~ 700	~ 750	~ 600	~ 600
Net Debt4 / EBITDA (x)	~ 2.8x	~ 2.8x	~ 2.5x	~ 2.5x
Aircraft rent (R$ mm)	~ 960	~ 1,100	~ 1,000	~ 1,000
Fully-diluted shares out. (million)	348.4	348.7	348.7	348.7
Earnings per share, fully diluted[2] (R$)	*	0.10 to 0.30	*	1.50 to 1.90
Earnings per share, fully diluted (R$)	0.90 to 1.10	(1.20) to (1.00)	1.70 to 2.30	1.50 to 1.90
Fully-diluted ADS out. (million)	174.2	174.4	174.4	174.4
Earnings per ADS, fully diluted[2] (US$)	*	0.05 to 0.15	*	0.80 to 1.20
Earnings per ADS, fully diluted (US$)	0.50 to 0.65	(0.60) to (0.50)	1.00 to 1.50	0.80 to 1.20

(1) Cargo, loyalty, buy-on-board and other ancillary revenues; (2) Excluding currency gains and losses; (3) Average of analyst estimates (Source: Bloomberg); (4) Excluding perpetual bonds; (*) Not provided.

Report of the Statutory Audit Committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the quarterly information for the six-month period ended June 30, 2018. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S. and the information and explanations we have received during the period, we consider that these documents are fit to be submitted to the consideration of the Board of Directors.

São Paulo, August 1, 2018.

André Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

James Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the interim financial information for the six-month period ended June 30, 2018.

São Paulo, August 1, 2018.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the review report of independent auditors on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the conclusions expressed in the review report of independent auditors on the interim financial information for the six-month period ended June 30, 2018.

São Paulo, August 1, 2018.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To

The Shareholders, Board of Directors and Officers

GOL Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30, 2018, which comprises the statement of financial position as at June 30, 2018 and the related statements of operations and comprehensive income for the three and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended and explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of these information in compliance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly narrower than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might have be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing came to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Financial Information, consistently with the standards issued by the Brazilian Securities Commission (CVM).

Emphasis

Restatement of corresponding values

As mentioned in note 2.3, as a result of the adoption of the new accounting standards, CPC 47 and IFRS 15 – Revenue from contracts with costumers, the corresponding individual and consolidated amounts related to the balance sheet as of December 31, 2017 and the related interim accounting information related to the statements of operations and comprehensive income for the three and six-month periods ended June 30, 2017, and the statements of changes in equity, cash flows and value added for the six-month period ended June 30, 2017 presented for comparison purposes have been adjusted and are being restated as provided for in CPC 23 - Accounting Policies, Change of Estimate and Rectification of Errors and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion contains no modification related to this subject.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the six-month period ended June 30, 2018, prepared under the responsibility of management, the presentation of which in the interim financial information is required by rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR), and as supplementary information by IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in accordance with the overall accompanying interim individual and consolidated interim financial information.

São Paulo, August 1, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statements of financial position

As of June 30, 2018 and December 31, 2017

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Assets	Note	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Current assets
Cash and cash equivalents	4	23,160	103,727	615,321	1,026,862
Short-term investments	5	697,727	730,900	1,153,465	955,589
Trade receivables	7	-	-	922,953	936,478
Inventories	8	-	-	205,659	178,491
Recoverable taxes	9.1	6,972	19,446	117,337	83,210
Derivatives	28	-	-	45,238	40,647
Other current assets		5,638	55,563	126,296	123,721
Total current assets		733,497	909,636	3,186,269	3,344,998

Noncurrent assets
Deposits	10	70,651	64,736	1,360,461	1,163,759
Restricted cash	6	38,862	38,432	328,761	268,047
Recoverable taxes	9.1	18,996	6,163	20,344	7,045
Deferred taxes	9.2	23,081	27,703	235,825	276,514
Related parties	11	1,954,291	1,570,591	-	-
Investments	13	327,551	388,235	1,488	1,333
Property, plant and equipment	15	293,138	323,013	3,365,448	3,195,767
Intangible assets	16	-	-	1,741,507	1,747,285
Total noncurrent assets		2,726,570	2,418,873	7,053,834	6,659,750

Total		3,460,067	3,328,509	10,240,103	10,004,748

The accompanying notes are an integral part of the interim financial information.

Statements of financial position

As of June 30, 2018 and December 31, 2017

(In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Liabilities and equity	Note	06/30/2018	12/31/2017	06/30/2018	12/31/2017
			(Restated)		(Restated)

Current liabilities
Short-term debt	17	147,330	95,027	1,534,173	1,162,872
Suppliers		4,352	13,473	1,464,837	1,249,124
Suppliers - Forfaiting	18	-	-	420,880	78,416
Salaries		501	311	275,801	305,454
Taxes payable	19	8,833	7,856	105,080	134,951
Landing fees		-	-	261,698	365,651
Advance ticket sales	20	-	-	1,382,615	1,476,514
Mileage program		-	-	806,345	765,114
Advances from customers		-	-	58,202	21,718
Provisions	21	-	-	66,349	46,561
Derivatives	28	-	-	16,042	34,457
Operating leases	27	-	-	150,558	28,387
Other current liabilities		14,503	2,357	39,448	100,401
Total current liabilities		175,519	119,024	6,582,028	5,769,620

Noncurrent liabilities
Long-term debt	17	4,513,309	3,939,948	6,497,479	5,942,795
Suppliers		-	-	187,389	222,026
Provisions	21	-	-	671,294	562,628
Mileage program		-	-	203,777	188,204
Deferred taxes	9.2	-	-	171,929	188,005
Taxes payable	19	11,351	14,678	57,468	66,196
Related companies	11	162,635	135,010	-	-
Provision for loss on investment	13	3,232,916	2,610,078	-	-
Operating leases	27	-	-	114,947	110,723
Other noncurrent liabilities		24,046	10,305	45,058	43,072
Total noncurrent liabilities		7,944,257	6,710,019	7,949,341	7,323,649

Equity	22
Capital stock		3,090,100	3,082,802	3,090,100	3,082,802
Shares to be issued		2,472	-	2,472	-
Share issuance costs		(42,290)	(42,290)	(155,618)	(155,618)
Treasury shares		(126)	(4,168)	(126)	(4,168)
Capital reserves		88,476	88,762	88,476	88,762
Equity valuation adjustments		(63,642)	(79,316)	(63,642)	(79,316)
Share-based payments reserve		108,330	119,308	108,330	119,308
Gains on change in investment		759,984	760,545	759,984	760,545
Accumulated losses		(8,603,013)	(7,426,177)	(8,489,685)	(7,312,849)
Deficit attributable to equity holders of the parent		(4,659,709)	(3,500,534)	(4,659,709)	(3,500,534)

Non-controlling interests from Smiles		-	-	368,443	412,013

Total deficit		(4,659,709)	(3,500,534)	(4,291,266)	(3,088,521)

Total liabilities and deficit		3,460,067	3,328,509	10,240,103	10,004,748

The accompanying notes are an integral part of the interim financial information.

Statements of Operations

Periods ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company
		Three-month period ended		Six-month period ended
	Note	06/30/2018	06/30/2017	06/30/2018	06/30/2017
			(Restated)		(Restated)
Operating income (expenses)
Administrative expenses		(843)	(6,826)	(3,873)	(9,304)
Other operating (expenses) income, net		82,643	(2,722)	138,322	(5,405)
Total operating (expenses) income	23	81,800	(9,548)	134,449	(14,709)

Equity results	13	(941,949)	(352,187)	(727,526)	(178,737)

Loss before financial result, net and income taxes		(860,149)	(361,735)	(593,077)	(193,446)

Financial result	25
Financial income		31,570	19,578	53,495	39,854
Financial expenses		(92,308)	(69,381)	(226,704)	(137,362)
Exchange rate variation, net		(396,463)	(66,016)	(403,271)	(24,006)
Total financial result		(457,201)	(115,819)	(576,480)	(121,514)

Loss before income taxes		(1,317,350)	(477,554)	(1,169,557)	(314,960)

Income and social contribution taxes
Current		(4,028)	(143)	(4,333)	(143)
Deferred		(4,604)	(37)	(4,621)	(45)
Total income and social contribution taxes	9	(8,632)	(180)	(8,954)	(188)

Net loss for the period		(1,325,982)	(477,734)	(1,178,511)	(315,148)

Basic loss per share
Per common share	14	(0.109)	(0.039)	(0.097)	(0.026)
Per preferred share	14	(3.807)	(1.377)	(3.386)	(0.909)

Diluted loss per share
Per common share	14	(0.109)	(0.039)	(0.097)	(0.026)
Per preferred share	14	(3.807)	(1.377)	(3.386)	(0.909)

The accompanying notes are an integral part of the interim financial information.

Statements of Operations

Periods ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Consolidated
		Three-month period ended		Six-month period ended
	Note	06/30/2018	06/30/2017	06/30/2018	06/30/2017
			(Restated)		(Restated)
Net revenue
Passenger		2,146,219	1,945,782	4,945,076	4,375,058
Cargo and other		207,609	213,577	373,019	376,377
Total net revenue	23	2,353,828	2,159,359	5,318,095	4,751,435

Cost of services provided	24	(1,966,763)	(1,741,157)	(4,088,248)	(3,651,025)
Gross profit		387,065	418,202	1,229,847	1,100,410

Operating income (expenses)	24
Selling expenses		(193,420)	(203,820)	(367,349)	(389,545)
Administrative expenses		(246,121)	(190,183)	(491,641)	(429,400)
Other operating (expenses) income, net		95,108	(1,988)	176,086	(3,977)
Total operating (expenses) income		(344,433)	(395,991)	(682,904)	(822,922)

Equity results	13	174	5	155	131

Income before financial result, net and income taxes		42,806	22,216	547,098	277,619

Financial result	25
Financial income		19,179	21,818	83,818	67,536
Financial expenses		(234,420)	(217,591)	(495,407)	(504,063)
Exchange rate variation, net		(1,046,002)	(229,506)	(1,067,517)	(88,353)
Total financial result		(1,261,243)	(425,279)	(1,479,106)	(524,880)

Loss before income taxes		(1,218,437)	(403,063)	(932,008)	(247,261)

Income and social contribution taxes
Current		(42,191)	(69,272)	(91,484)	(154,367)
Deferred		(11,325)	62,824	(27,624)	227,009
Total income and social contribution taxes	9	(53,516)	(6,448)	(119,108)	72,642

Net loss for the period before non-controlling interests		(1,271,953)	(409,511)	(1,051,116)	(174,619)

Net income (loss) attributable to:
Equity holders of the parent		(1,325,982)	(477,734)	(1,178,511)	(315,148)
Non-controlling interests from Smiles		54,029	68,223	127,395	140,529

Basic loss per share
Per common share	14	(0.109)	(0.039)	(0.097)	(0.026)
Per preferred share	14	(3.807)	(1.377)	(3.386)	(0.909)

Diluted loss per share
Per common share	14	(0.109)	(0.039)	(0.097)	(0.026)
Per preferred share	14	(3.807)	(1.377)	(3.386)	(0.909)

The accompanying notes are an integral part of the interim financial information.

Statements of comprehensive income

Periods ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$)

		Parent Compay
		Three-month period ended		Six-month period ended
	Note	06/30/2018	06/30/2017	06/30/2018	06/30/2017
			(Restated)		(Restated)

Net loss for the period		(1,325,982)	(477,734)	(1,178,511)	(315,148)

Cash flow hedges		15,014	7,211	15,674	24,289
Other comprehensive income to be reclassified to profit or loss in subsequent periods	28	15,014	7,211	15,674	24,289

Total comprehensive income for the period		(1,310,968)	(470,523)	(1,162,837)	(290,859)

		Consolidated
		Three-month period ended		Six-month period ended
	Note	06/30/2018	06/30/2017	06/30/2018	06/30/2017
			(Restated)		(Restated)

Net loss for the period		(1,271,953)	(409,511)	(1,051,116)	(174,619)

Cash flow hedges		15,014	7,211	15,674	24,289
Other comprehensive income to be reclassified to profit or loss in subsequent periods	28	15,014	7,211	15,674	24,289

Total comprehensive income for the period		(1,256,939)	(402,300)	(1,035,442)	(150,330)

Comprehensive income attributable to:
Equity holders of the parent		(1,310,968)	(470,523)	(1,162,837)	(290,859)
Non-controlling interests from Smiles		54,029	68,223	127,395	140,529

The accompanying notes are an integral part of the interim financial information.

Statements of changes in equity - Parent Company

Periods ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Total
Balances as of December 31, 2016 (Restated)	2.3	3,080,110	-	(42,290)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,444,969)	(3,669,181)
Stock options exercised		-	1,137	-	-	-	-	-	-	-	-	1,137
Other comprehensive income, net		-	-	-	-	-	-	24,289	-	-	-	24,289
Share-based payments		-	-	-	-	-	-	-	3,762	-	-	3,762
Gains on change in investment		-	-	-	-	-	-	-	-	3,887	-	3,887
Sale of interest in subsidiary		-	-	-	-	-	-	-	-	54,446	-	54,446
Treasury shares transferred		-	-	-	8,915	(2,545)	-	-	(6,370)	-	-	-
Net loss for the period (Restated)	2.3	-	-	-	-	-	-	-	-	-	(315,148)	(315,148)
Balances as of June 30, 2017 (Restated)	2.3	3,080,110	1,137	(42,290)	(4,456)	17,875	70,979	(122,940)	111,310	751,584	(7,760,117)	(3,896,808)

Balances as of December 31, 2017 (Restated)	2.3	3,082,802	-	(42,290)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,426,177)	(3,500,534)
Initial adoption of accounting standard – CPC 48 (IFRS 9) (*)	2.3	-	-	-	-	-	-	-	-	-	1,675	1,675
Other comprehensive income, net		-	-	-	-	-	-	15,674	-	-	-	15,674
Stock options exercised	22.1	7,298	2,472	-	-	-	-	-	-	-	-	9,770
Share-based payments		-	-	-	-	-	-	-	8,707	-	-	8,707
Gains on change in investment	13	-	-	-	-	-	-	-	-	(561)	-	(561)
Treasury share buyback	22.3	-	-	-	(15,929)	-	-	-	-	-	-	(15,929)
Treasury shares transferred	22.3	-	-	-	19,971	(286)	-	-	(19,685)	-	-	-
Net loss for the period		-	-	-	-	-	-	-	-	-	(1,178,511)	(1,178,511)
Balances as of June 30, 2018		3,090,100	2,472	(42,290)	(126)	17,497	70,979	(63,642)	108,330	759,984	(8,603,013)	(4,659,709)

(*) On January 1, 2018, the Company adopted the new standard IFRS 9 – “Financial instruments”, resulting in an initial adjustment to estimated losses with doubtful accounts. For further information, see Note 2.3.

The accompanying notes are an integral part of the interim financial information.

Statements of changes in equity - Consolidated

Periods ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gains (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Deficit attributable to equity holders of the parent	Smiles’ non-controlling interests	Total
Balances as of December 31, 2016 (Restated)	2.3	3,080,110	-	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,331,641)	(3,669,181)	293,247	(3,375,934)
Stock options exercised		-	1,137	-	-	-	-	-	-	-	-	1,137	-	1,137
Other comprehensive income (loss), net		-	-	-	-	-	-	24,289	-	-	-	24,289	-	24,289
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	1,988	1,988
Share issuance costs		-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payments		-	-	-	-	-	-	-	3,762	-	-	3,762	111	3,873
Gains on change in investment		-	-	-	-	-	-	-	-	3,887	-	3,887	-	3,887
Sale of interest in subsidiary		-	-	-	-	-	-	-	-	54,446	-	54,446	4,863	59,309
Treasury shares transferred		-	-	-	8,915	(2,545)	-	-	(6,370)	-	-	-	-	-
Net loss for the period (Restated)	2.3	-	-	-	-	-	-	-	-	-	(315,148)	(315,148)	140,529	(174,619)
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(6,947)	(6,947)
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of June 30, 2017 (Restated)		3,080,110	1,137	(155,618)	(4,456)	17,875	70,979	(122,940)	111,310	751,584	(7,646,789)	(3,896,808)	248,012	(3,648,796)

Balances as of December 31, 2017 (Restated)	2.3	3,082,802	-	(155,618)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – CPC 48 (IFRS 9) (*)	2.3	-	-	-	-	-	-	-	-	-	1,675	1,675	39	1,714
Other comprehensive income (loss), net		-	-	-	-	-	-	15,674	-	-	-	15,674	-	15,674
Stock options exercised	22.1	7,298	2,472	-	-	-	-	-	-	-	-	9,770	-	9,770
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	875	875
Share issuance costs		-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payments		-	-	-	-	-	-	-	8,707	-	-	8,707	123	8,830
Gains on change in investment	13	-	-	-	-	-	-	-	-	(561)	-	(561)	561	-
Treasury share buyback	22.3	-	-	-	(15,929)	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred	22.3	-	-	-	19,971	(286)	-	-	(19,685)	-	-	-	-	-
Net loss for the period		-	-	-	-	-	-	-	-	-	(1,178,511)	(1,178,511)	127,395	(1,051,116)
Dividends and interest on equity paid by Smiles		-	-	-	-	-	-	-	-	-	-	-	(167,624)	(167,624)
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(4,939)	(4,939)
Balances as of June 30, 2018		3,090,100	2,472	(155,618)	(126)	17,497	70,979	(63,642)	108,330	759,984	(8,489,685)	(4,659,709)	368,443	(4,291,266)

(*) On January 1, 2018, the Company adopted the new standard IFRS 9 – “Financial instruments”, resulting in an initial adjustment to estimated losses with doubtful accounts. For further information, see Note 2.3.

The accompanying notes are an integral part of the interim financial information.

Statements of cash flows

Periods ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
		(Restated)		(Restated)
Net loss for the period	(1,178,511)	(315,148)	(1,051,116)	(174,619)
Adjustment to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	-	-	315,648	225,564
Allowance for doubtful accounts	-	-	(5,002)	3,537
Provision for legal proceedings	-	-	132,018	73,178
Provision for inventory obsolescence	-	-	4,906	613
Deferred taxes	4,621	45	27,624	(227,009)
Equity results	727,526	178,737	(155)	(131)
Share-based payments	8,707	-	8,830	6,484
Exchange and monetary variations, net	303,019	26,178	983,526	107,822
Interest on debt, financial lease and other liabilities	155,333	100,107	339,989	282,371
Unrealized hedge results	-	492	(26,698)	492
Provision for profit sharing	-	-	-	524
Write-off of property, plant and equipment and intangible assets	39,008	-	14,895	23,081
Adjusted net income (loss)	59,703	(9,589)	744,465	321,907

Changes in operating assets and liabilities:
Trade receivables	-	-	18,763	(100,949)
Short-term investments	146,842	49	144,984	60,042
Inventories	-	-	(32,074)	(26,131)
Deposits	(3,633)	(20,148)	(98,423)	(55,869)
Suppliers	(9,178)	869	102,174	118,081
Suppliers - Forfaiting	-	-	325,460	-
Advance ticket sales	-	-	(93,899)	89,268
Mileage program	-	-	56,804	(60,374)
Advances from customers	-	-	36,484	172,533
Salaries	190	135	(29,653)	(22,912)
Landing fees	-	-	(103,953)	98,582
Taxes payable	1,219	17,400	77,690	367,293
Derivatives	-	-	19,365	(22,724)
Provisions	-	-	(113,886)	(144,287)
Operating leases	-	-	126,395	137,577
Other assets (liabilities)	26,073	16,274	(90,497)	(85,636)
Interest paid	(96,811)	(125,724)	(197,630)	(249,661)
Income tax paid	(1,356)	-	(116,674)	(132,958)
Net cash flows (used in) from operating activities	123,049	(120,734)	775,895	463,782

Sale of interest in subsidiary, net of taxes	-	59,309	-	59,309
Transactions with related parties	(83,222)	276,974	-	-
Short-term investments of Smiles	-	-	(229,191)	259,674
Restricted cash	(430)	(4,599)	(60,714)	(63,115)
Capital increase in subsidiary and investee	-	(275,000)	-	-
Dividends and interest on shareholders’ equity received	241,340	280,414	-	-
Advances for future capital increase	(220,000)	(141,000)	-	-
Advances for property, plant and equipment acquisition, net	(9,133)	-	(153,097)	(2,324)
Property, plant and equipment	-	-	(443,634)	(289,406)
Intangible assets	-	-	(15,542)	(21,338)
Net cash flows (used in) from investing activities	(71,445)	196,098	(902,178)	(57,200)

Statements of cash flows

Periods ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
		(Restated)		(Restated)
Loan funding, net of issuance costs	486,735	93,145	794,479	223,143
Loan funding and exchange offer costs	(8,578)	-	(14,703)	-
Loan payments	-	(179,021)	(77,280)	(232,472)
Early payment of Senior Notes	(621,834)	-	(621,834)	-
Finance lease payments	-	-	(127,255)	(120,930)
Treasury share buyback	(15,929)	-	(15,929)	-
Dividends and interest on equity paid to non-controlling interests of Smiles	-	-	(214,694)	(241,337)
Capital increase	7,298	-	7,298	-
Capital increase from non-controlling interests	-	-	875	-
Advance for future capital increase	2,472	1,137	2,472	1,137
Transactions with related parties	18,008	-	-	-
Net cash flows used in financing activities	(131,828)	(84,739)	(266,571)	(370,459)

Foreign exchange variation on cash held in foreign currencies	(343)	(1,640)	(18,687)	(29,619)

Net (decrease) increase in cash and cash equivalents	(80,567)	(11,015)	(411,541)	6,504

Cash and cash equivalents at the beginning of the period	103,727	57,378	1,026,862	562,207
Cash and cash equivalents at the end of the period	23,160	46,363	615,321	568,711

Non-cash transactions:
Property, plant and equipment acquisition through Finimp	-	-	48,836	-

The accompanying notes are an integral part of the interim financial information.

Statements of value added

Periods ended June 30, 2018 and 2017

(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Revenues		(Restated)		(Restated)
Passengers, cargo and other	-	-	5,630,753	5,212,431
Other operating income (expense)	137,162	(3,978)	136,675	15,249
Allowance for doubtful accounts	-	-	16,123	1,442
	137,162	(3,978)	5,783,551	5,229,122
Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(1,703,358)	(1,385,736)
Material, electricity, third-party services and others	(446)	(7,207)	(1,180,333)	(1,459,647)
Aircraft insurance	-	-	(9,888)	(5,221)
Sales and marketing	(267)	(326)	(296,202)	(243,513)
Gross value added (utilized)	136,449	(11,511)	2,593,770	2,135,005

Depreciation and amortization	-	-	(315,648)	(225,564)
Value added produced (utilized)	136,449	(11,511)	2,278,122	1,909,441

Value added received in transfer
Equity results	(727,526)	(178,737)	155	131
Financial income (expense)	(228,814)	26,619	396,100	330,297
Value added for distribution (distributed)	(819,891)	(163,629)	2,674,377	2,239,869

Distribution of value added:
Salaries	1,722	2,779	700,994	614,389
Benefits	-	-	79,208	77,371
FGTS	-	-	53,366	51,713
Personnel	1,722	2,779	833,568	743,473

Federal taxes	13,220	1,165	478,330	296,078
State taxes	-	-	10,696	15,713
Municipal taxes	-	-	1,761	1,180
Tax, charges and contributions	13,220	1,165	490,787	312,971

Interest	343,474	147,664	1,862,692	845,472
Rent	-	-	538,191	512,595
Other	204	(89)	255	(23)
Third-party capital remuneration	343,678	147,575	2,401,138	1,358,044

Net loss for the period	(1,178,511)	(315,148)	(1,178,511)	(315,148)
Net income for the period attributable to non-controlling interests of Smiles	-	-	127,395	140,529
Remuneration of own capital	(1,178,511)	(315,148)	(1,051,116)	(174,619)

Value added for distribution (distributed)	(819,891)	(163,629)	2,674,377	2,239,869

The accompanying notes are an integral part of the interim financial information.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.   General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company is a holding company of the following main subsidiaries: (i) Gol Linhas Aéreas S.A. (“GLA”), which is mainly engaged in (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator; and (b) other activities in relation to flight transport services provided in its by-laws; and (ii) Smiles Fidelidade S.A. (“Smiles Fidelidade”, formerly Webjet Participações S.A. prior to the change in the corporate name on July 1, 2017), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc., Gol Finance, formerly Gol LuxCo S.A., and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”).

On August 10, 2017, the subsidiary Smiles Fidelidade bought Smiles Viagens e Turismo S.A., whose main purpose is to provide travel arrangement services, including the booking or sale of airline tickets, accommodations and vacation packages, among others. Smiles Viagens began its operations in January 2018.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

GLA is highly sensitive to the economy and also to the U.S. dollar, since approximately 50% of its costs are denominated in U.S. dollar. The Company has been improving in safe levels its liquidity, operating margin and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario. The diligent work performed to adjust the fleet size to the economy growth and match seat supply to demand are some of the ongoing initiatives implemented to maintain a high load factor and maximize revenue per available seat kilometer. The Company maintains its solid strategy of initiatives to improve the operating result, such as the adjustment of the route network and the increased productivity per fleet aircraft. It is also worth mentioning initiatives to reduce costs through the intensive use of technology, increase liquidity and adjust its capital structure.

Moving forward with its liquidity plan, at the end of December 2017, the Company began implementing several initiatives to restructure its debt, reducing the financial cost of its debt structure. The result of the issue carried out on December 11, 2017, which raised US$500 million, and of the additional issue carried out on February 2, 2018, which raised US$150 million, at more attractive rates, was partially used to amortize the Company’s most onerous debt and will significantly reduce the financial cost as of 2018. Other initiatives are scheduled for 2018, reinforcing the Company’s commitment to reducing the financial cost in order to solidify its high-liquidity strategy.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Even in a scenario with an outlook for improvement, the Company is subject to uncertainties in the Brazilian economy and political scenario that may directly impact the effectiveness of the expected results.

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 11, 2018, shows strong elements to continue as going concern.

In 2016, the Company received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, the Company engaged U.S. and Brazilian external legal counsels to conduct an independent investigation to ascertain the facts with regard to these and any other payments identified as irregular and to analyze the adequacy and effectiveness of the Company’s internal control and compliance programs in light of the findings of the investigation.

In December 2016, the Company entered into a leniency agreement with the Brazilian Federal Public Ministry (the “Leniency Agreement”), under which the Company agreed to pay R$12.0 million in fines and to make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any criminal or civil charges related to activities that are the subject to the Leniency Agreement and that may be characterized as (i) acts of administrative impropriety and related acts involving politically exposed persons or (ii) other possible actions, which at the date of the Leniency Agreement had not been identified by the ongoing investigation (any such actions possibly resulting in an increase in the fines under the Leniency Agreement). In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities related to the above-mentioned payments. The Company voluntarily informed the U.S. Department of Justice, the SEC and the Brazilian Securities and Exchange Commission (“CVM”) of the external independent investigation and the Leniency Agreement.

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons; however, none of the amounts paid was material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or Management was knowledgeable of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising from the investigated transactions. The Company reported the conclusions of the investigation to the relevant authorities and is keeping them informed of the developments regarding this issue, as well as keep watch on the analyses initiated by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

Since 2016, the Company has taken steps to strengthen its compliance program and internal control environment, such as monitoring its relations with politically exposed persons, enhancing its procurement procedures and monitoring services provided by third parties. Reinforcing its commitment to continue improving, the Company hired specialized companies to review and improve its compliance program and internal control environment, mainly focusing on assessing fraud and corruption risks at first. In addition, at the end of 2017, the Company created the Corporate Risk and Compliance executive area, which has seasoned experts and reports directly to the Chief Executive Officer and has independent access to the Board of Directors and the Statutory Audit Committee.

On July 1, 2017, in order to optimize and simplify GOL’s organizational structure, and to generate tax savings from the use of accumulated tax losses, the Company approved a corporate restructuring through the merger of Smiles S.A. and Smiles Fidelidade S.A. (“Merger”). As a result of the Merger, Smiles S.A. was dissolved and all its assets, rights and obligations were transferred to Smiles Fidelidade S.A., pursuant to articles 224, 225, 227 and 264 of Brazilian Corporation Law.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.   Approval and summary of significant accounting policies applied in preparing the interim financial information

This interim financial information was authorized for issue by Management on August 1, 2018.

2.1.   Compliance Statement

The individual and consolidated interim information for the three- and six-month periods ended June 30, 2018, has been prepared in accordance with International Accounting Standards (“IAS”) No. 34, Accounting Pronouncement nº 21 (R1) (“CPC 21”), which deal with interim statements, and the requirements issued by the CVM, applicable to the preparation of interim information.

When preparing the interim financial information, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the interim information form; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in this interim financial information is being demonstrated and corresponds to the information used by Management in the course of its duties and is in accordance with the requirements issued by the CVM, applicable to the preparation of interim information.

2.2.   Basis of preparation

This interim financial information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

Except for the subsidiary Gol Dominicana, the functional currency of which is the U.S. dollar, the functional currency of the Company and its subsidiaries is the Brazilian real. The presentation currency of this consolidated interim financial information is the Brazilian real.

This interim information does not include all the information or disclosures required in the annual financial statements, and it should therefore be read in conjunction with the financial statements for the year ended December 31, 2017, which were prepared in accordance with the accounting practices adopted in Brazil and in the International Financial Reporting Standards (IFRS). The Company adopted CPC 48 - “Financial Instruments” (IFRS 9) and CPC 47 - “Revenue from Contracts with Customers” (IFRS 15) on January 1, 2018, the effective date, resulting in the following changes to the basis of preparation of this individual and consolidated interim financial information.

a)    Trade receivables

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Trade receivables are measured based on cost (net of estimated losses from doubtful accounts) and approximate their fair value, given their short-term nature. Due to the adoption of CPC 48 (IFRS 9) – Financial Instruments, the allowance for doubtful accounts is now measured using the simplified approach, which considers the adoption of a provision matrix based on historical data to measure the expected loss during the contract lifecycle, through the segmentation of the receivables portfolio into groups that have the same receipt patterns, based on the maturity dates. Additionally, the Company carries out a case-by-case analysis to assess risks of default in specific cases.

b)    Financial assets and liabilities

The Company adopts CPC 48 (IFRS 9) requirements for its financial assets and liabilities and operations designated as hedge accounting. The measurement of financial assets and liabilities is based on the categories below. The subsequent measurement of a specific item depends on the classification of the instrument, which is determined at initial recognition and annually reviewed, and considers the Company’s business model for the management of assets and the analysis of contracted cash flows. Instruments comprise short-term investments, investment in debt instruments, trade receivables and other receivables, short and long-term debt, other payables and debt and derivative contracts.

Amortized cost: financial assets from which the Company’s main purpose is to obtain contractual cash flows, which represent only the payment of principal and interest, and liabilities that are measured at amortized cost based on the effective interest rate method. Monetary restatement, interest and exchange variation, less impairment losses (where applicable), are recognized as financial income or expenses in profit or loss, when incurred. The Company’s main instruments in this category are trade receivables, deposits and other receivables, short and long-term debt (including finance leases) and suppliers.

Measured at fair value through profit or loss or held for trading: interest rates, exchange variation and variations arising from the fair value measurement are recognized in profit or loss as financial income or expenses. The Company has investments classified as cash equivalents, short-term investments and restricted cash in this category.

Derivatives: changes in interest rates, exchange rates and fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. In order to mitigate said risks, the Company contracts derivative financial instruments that may or may not be designated for hedge accounting. If they are designated for hedge accounting, they are classified as cash flow hedge or fair value hedge.

•     Not designated as hedge accounting: the Company can contract derivative financial instruments not designated for hedge accounting when the Risk Management goals do not require this classification. Changes in the fair value of operations not designated as hedge accounting are booked directly in the financial result.

•     Designated as cash flow hedge: hedge future expenses against fluctuations in fuel prices and interest rates. The effectiveness of said fluctuations is estimated based on the analysis of the economic relationship between the hedged item and the hedging instrument. Effective fair value variations are booked in equity under “Other comprehensive income” until the hedged revenue or expense is recognized in the same line of the statement of income in which said item is recognized. The ineffectiveness identified in each reporting period are recognized in the financial result. When designating the intrinsic value of options as a hedging instrument, the Company recognizes the aligned time value of the options designated in equity, recognizing it in profit or loss in accordance with the characteristic of the hedge relationship. Deferred taxes on hedge transactions are recorded in “Other comprehensive income, net”, only when the tax credits are expected to be realized.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Hedge accounting is likely to be discontinued prospectively when: (i) the derivative instrument matures or is sold, terminated or executed; (ii) the hedged item is unlikely to be realized; or (iii) it no longer fulfills the criteria for qualification, or there is no longer an economic relationship between the hedged item and the hedging instrument.  If the operation is discontinued, any gains or losses previously recognized under “Other comprehensive income” and accrued in equity until that date are recognized in profit or loss when the transaction is also recorded in profit or loss. When the transaction is unlikely to occur, gains or losses accrued and deferred in equity are immediately booked in profit or loss.

Derecognition and write-off of financial assets and liabilities: the Company only writes off a financial item when the contractual rights and obligations of the cash flows arising from this item expire, or when it transfers substantially all its risks and benefits to a third party. If the Company does not transfer or retain substantially all the risks and benefits together with the ownership of the financial item, but continues to control or maintain an obligation regarding said object, it should recognize the interest held and the respective liability based on the amount payable. If it retains substantially all the risks and benefits of ownership of the transferred financial asset, the asset will continue being recognized by the Company.

c)     Revenues

The Company’s main source of revenue comes from domestic and international passenger flight transportation, as well as the respective additional services related to fulfilling this performance obligation.

Nature of goods and services

Air transportation services consist of selling airline tickets that grant passengers the right to be transported in the contracted route. Subject to conditions envisaged in the contracted fare, between the moment the ticket is purchased and the actual flight, customers may alter the services previously contracted, as well as add additional services that improve customers’ experience while using the Company’s services. Additional services include revenues related to flight transportation, such as: excess baggage, baggage allowance, pets in the cabin, unaccompanied minor services, special seats (Gol+ Conforto) and priority check-in, boarding and baggage handling, among others. In addition to additional services, the Company also charges penalty fees related to air transportation, such as: rebooking, cancellation, no-show and refund fees.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s fare classes have specific characteristics that change according to the type of flight and include additional services and the exemption of or reduction in cancellation, no-show and rebooking fees, among other benefits, pursuant to the applicable commercial policy. The Company charters aircraft as a special service for certain customers. The time, date and route of the flights are determined by the customers. The Company also offers customers paid access to a VIP lounge in the country’s main airports, as well as sales on board.

In addition, the Company transports cargo and packages of several products, such as: animals, documents, internet purchases and perishables, among others. The type of transportation changes according to customers’ needs and the item transported (Express, Standard or Special Boarding).

The Smiles Program is a loyalty program, whose purpose is to increase customer loyalty by granting mileage credits to its members through the acquisition of airline tickets, the use of credit cards and purchases made in its extensive network of retail partners, among other partnerships. The Company also offers members Miles Money, a product that allows members to combine miles and money to redeem rewards, such as airline tickets, Shopping Smiles products, hotel reservations and car rentals, among others. There is also the Smiles Club, through which members accumulate miles according to the contracted plan.

Performance obligation

The transportation of passengers is a performance obligation for the Company, which, in turn, is entitled to the proceeds for the contracted service. Tickets sold but not yet used are recorded under “Advance ticket sales” and represent deferred revenue of tickets sold to be used on a future date. This revenue is recognized when passengers use the tickets. Customers may not show up for their flights (no-show) or cancel previously booked flights, and, according to their fare class, be entitled to a residual amount, corresponding to the total amount of the booking minus the cost of the rebooking. The balance will remain as credit for the customers, until they request a refund or rebook their flight within one year as of the original booking.

The Company has codeshare and interline agreements with the main global airline companies. In situations when the Company is the party responsible for fulfilling the performance obligation, revenue is recognized based on the gross value of the transaction (price of the ticket to the final customer), and in situations when the Company is the agent, revenue is recognized based on the net value of the transaction (sale price less the amount payable to the partner company).

Additional services and penalty fees related to flight transportation are recognized when flight transportation services are provided to customers. Revenues arising from cargo shipment, charter services, sales on board and the VIP lounge are recognized when the service is performed and the Company fulfills its respective performance obligations. The value of each performance obligation is directly allocated to the services offered, based on the individual price of each service.

The timing of revenue recognition may differ from the moment they are received, due to the offer of installment payment options to customers.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The obligation generated by the issue of miles is measured based on the price at which miles are sold to airline and non-airline partners of Smiles, classified as the fair value of the transaction. Revenue from the redemption of third-party goods and services is recognized when miles are redeemed by the members of the Smiles Program, for the net amount of costs directly related to the acquisition of those goods and services. The Company acts as an agent in the fulfillment of its performance obligation of redeeming miles in exchange for third-party goods or services, given that it does not have inventory risk before transferring the goods and services to the program's members. From a consolidated perspective, the revenue recognition cycle related to miles from the Smiles program exchanged for flight tickets is only complete when the passengers are effectively transported, and the amount corresponding to the miles redeemed in exchange for GLA flight tickets is included in the balance of advance ticket sales before the flight occurs.

The Company records under assets the commission paid to travel agencies and credit card companies for selling airline tickets. This expense is only recorded when the respective air transportation revenue is recognized.

Significant judgments

Breakage is the statistical calculation, based on historical figures, of issued tickets or accumulated miles that expired without being used, i.e. tickets acquired by passengers or miles accumulated by members of the Smiles Program that are likely to expire. Airline tickets expire 12 months after the ticket is booked. According to the Smiles Program, all miles in the customers’ accounts are canceled after 36 months, with the exception of Ouro and Diamante (Gold and Diamond) customers, whose miles expire after 48 and 120 months, respectively. Smiles Club miles expire after 120 months.

The Company periodically updates breakage balances in order to reflect the behavior of the expired tickets.

d)   Basis of consolidation

The consolidated interim financial information comprises Gol Linhas Aéreas Inteligentes S.A., its subsidiaries, jointly controlled and associates, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					06/30/2018	12/31/2017
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	52.7
Smiles Viagens	08/10/2017	Brazil	Travel agency	Indirect	52.7	52.7
Gol Dominicana	02/28/2013	Dominican Republic	Non- operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	25.4

(*) These entities were created solely to act as an extension of the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. In addition, they do not have an independent management structure and are unable to make independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s interim information.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.3.   New standards, amendments and interpretations

a)   Issued by the IASB, not effective until the date of this interim information and have not been early adopted by the Company:

IFRS 16 – Leases

In January 2016, the IASB issued the final version of “IFRS 16 – Leases”, which establishes the principles for recognition, measurement and disclosure of lease operations. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Although the adoption is permitted by the IASB on January 1, 2018, local regulatory requirements issued by the CVM do not allow the adoption before the effective date of this standard. IFRS 16 requires that, for the majority of leases, the lessor will record an asset related to the right of use of the leased item, and a liability related to the lease. It is expected that the adoption of this standard will have a material impact on the Company’s financial position, with the potential increase in assets representing the right of use of the leased item and a corresponding liability, since 89 out of 118 of the Company’s aircraft are currently accounted for as operating leases. The Company will continue assessing the impacts from the adoption of the new standard and will disclose additional information as the analyses are concluded.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 will be effective for annual periods beginning on or after January 1, 2019, and the Company does not expect significant impacts from the adoption of this standard.

b) Standards applicable to annual periods beginning on or after January 1, 2018:

IFRS 9 (CPC 48) – Financial Instruments

In July 2014, the International Accounting Standards Board (IASB) issued the final version of “IFRS 9 – Financial Instruments”, which replaces “IAS 39 – Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018. The Company adopted this standard on the effective date. This standard must be applied retrospectively; however, it is not mandatory to fully present comparative information. The adoption of IFRS 9 did not affect the classification and measurement of the Company’s financial assets.

Due to the adoption of this standard, the Company now measures the allowance for doubtful accounts based on expected losses instead of incurred losses. The Company used the practical expedient provided for in the standard and applied the simplified model to the measurement of the expected loss during the contract lifecycle, which considers historical data to determine the expected loss, through the segmentation of the receivables portfolio into groups that have the same behavior patterns, based on the maturity dates. IFRS 9 was applied retrospectively; however, it did not impact the comparative periods presented. Due to the adoption of expected losses for the allowance for doubtful accounts, the Company recognized the difference between the previous book balance and the book value at the beginning of the period, with an adjustment to the opening balance of accumulated losses in Consolidated in the amount of R$1,714 (of which R$1,675 is related to equity holders of the parent and R$39 is related to non-controlling interests), net of tax effects.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The IFRS 9 requirements for hedge accounting were applied prospectively. The main impact is related to the documentation of strategy policies, which now have more specific and detailed descriptions of the transactions and instruments designated as hedge accounting.

IFRS 15 (CPC 47) – Revenue from Contracts with Customers

This standard establishes a new constant five-step model to be applied to all contracts with customers, in accordance with the entity’s performance obligations. The Company adopted the new standard on the date it became effective, as of January 1, 2018, using the full retrospective method. The main impacts from the adoption of this standard are as follows:

Ancillary revenue: comprises all revenue related to flight transportation services. These revenues were assessed and classified as “related to the main service”, and will be recognized only when the flight transportation service is provided. These revenues are now recorded under “Passenger”, instead of under “Other revenue”.

Mileage program: the Company will now present in the statement of income revenue from mileage redemption under the Smiles Fidelidade Program as “agent”, and will recognize gross revenue from reward redemption net of the respective variable direct costs related to the availability of goods and services to its members.

Restatement of previous periods

The adoption of IFRS 15 - “Revenue from Contracts with Customers” impacted the figures for the three- and six-month periods ended June 30, 2017 and year ended December 31, 2017, as previously disclosed by the Company.

On December 31, 2017, the adoption of this standard had an impact in the amount of R$19,575 on the consolidated statement of financial position in “Advance ticket sales”, against the “Accumulated losses” line under equity, related to ancillary revenues whose timing of recognition changed. In the parent company statement of financial position, the adoption of this standard increased the “Provision for loss on investment” by the same amount.

In the six-month period ended June 30, 2017, the consolidated statement of income was impacted due to: (i) the reclassification of R$270,655 (R$135,390 in the three-month period ended June 30, 2017) in ancillary revenue from “Other revenue” to “Passenger” in the subsidiary GLA; and (ii) the reduction of R$977 (R$3,184 in the three-month period ended June 30, 2017) in ancillary revenue, whose timing of recognition changed in the subsidiary GLA. The impact on the parent company statement of income led to a reduction by the same amount in the “Equity results” line.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Due to the classification of Smiles Fidelidade as an agent, the consolidated statement of income, excluding transactions with GLA, was impacted by R$127,425 in the six-month period ended June 30, 2017 (R$71,455 in the three-month period ended June 30, 2017), due to the reclassification of variable direct costs from “Cost of services provided” to “Mileage revenue”, with no impact on the parent company statement of income.

The tables below show the adjustments per item and for each restated line of the consolidated statement of financial position and statement of income, excluding the lines that remained unchanged. Consequently, the result, subtotals and totals show only the impacts of the changes made, as follows:

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Previously disclosed	Deferred revenue adjustment (IFRS 15)	Adjusted balances
Statement of financial position
As of December 31, 2017

Liabilities
Advance ticket sales	1,456,939	19,575	1,476,514

Equity
Accumulated losses	(7,293,274)	(19,575)	(7,312,849)
Deficit attributable to equity holders of the parent	(3,480,959)	(19,575)	(3,500,534)

	Consolidated
	Previously disclosed	Restated net revenue (agent)	Restated ancillary revenue	Deferred TAE	Adjusted balances
Statement of income
Three-month period ended June 30, 2017

Passenger	1,946,325	-	135,390	(3,184)	2,078,531
Cargo	85,345	-	-	-	85,345
Mileage revenue	202,772	(71,455)	-	-	131,317
Other revenue	157,061	-	(135,390)	-	21,671
Gross revenue	2,391,503	(71,455)	-	(3,184)	2,316,864

Related tax	(157,505)	-	-	-	(157,505)
Net revenue	2,233,998	(71,455)	-	(3,184)	2,159,359

Cost of services provided	(1,812,612)	71,455	-	-	(1,741,157)
Gross profit	421,386	-	-	(3,184)	418,202

Net loss for the period before non-controlling interests	(406,327)	-	-	(3,184)	(409,511)

Net loss attributable to equity holders of the parent	(474,550)	-	-	(3,184)	(477,734)

Basic loss per share
Per common share	(0.039)	-	-	-	(0.039)
Per preferred share	(1.368)	-	-	(0.009)	(1.377)

Diluted loss per share
Per common share	(0.039)	-	-	-	(0.039)
Per preferred share	(1.368)	-	-	(0.009)	(1.377)

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Previously disclosed	Restated net revenue (agent)	Restated ancillary revenue	Deferred TAE	Adjusted balances
Statement of income
Six-month period ended June 30, 2017

Passenger	4,313,996	-	270,655	(977)	4,583,674
Cargo	164,312	-	-	-	164,312
Mileage revenue	405,225	(127,425)	-	-	277,800
Other revenue	328,898	-	(270,655)	-	58,243
Gross revenue	5,212,431	(127,425)	-	(977)	5,084,029

Related tax	(332,594)	-	-	-	(332,594)
Net revenue	4,879,837	(127,425)	-	(977)	4,751,435

Cost of services provided	(3,778,450)	127,425	-	-	(3,651,025)
Gross profit	1,101,387	-	-	(977)	1,100,410

Net loss for the period before non-controlling interests	(173,642)	-	-	(977)	(174,619)

Net loss attributable to equity holders of the parent	(314,171)	-	-	(977)	(315,148)

Basic loss per share
Per common share	(0.026)	-	-	-	(0.026)
Per preferred share	(0.906)	-	-	(0.003)	(0.909)

Diluted loss per share
Per common share	(0.026)	-	-	-	(0.026)
Per preferred share	(0.906)	-	-	(0.003)	(0.909)

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The table below presents the restated consolidated statement of income for the quarters ended March 31, June 30, September 30 and December 31, 2017, as well as the fiscal year ended 2017, considering the effects from the adoption of IFRS 15 - Revenue from Contracts with Customers:

	Consolidated
	1Q17	2Q17	3Q17	4Q17	2017
	(Restated)

Passenger	2,505,143	2,078,531	2,604,851	2,838,888	10,027,413
Cargo	78,967	85,345	89,149	101,100	354,561
Mileage revenue	146,483	131,317	137,226	138,981	554,007
Other revenue	36,572	21,671	22,873	27,929	109,045
Gross revenue	2,767,165	2,316,864	2,854,099	3,106,898	11,045,026

Related tax	(175,089)	(157,505)	(183,780)	(199,992)	(716,366)
Net revenue	2,592,076	2,159,359	2,670,319	2,906,906	10,328,660

Cost of services provided	(1,909,868)	(1,741,157)	(1,778,510)	(2,004,872)	(7,434,407)
Gross profit	682,208	418,202	891,809	902,034	2,894,253

Operating income (expenses)
Selling expenses	(185,725)	(203,820)	(251,258)	(281,495)	(922,298)
Administrative expenses	(239,217)	(190,183)	(313,295)	(233,370)	(976,065)
Other operating (expenses) income, net	(1,989)	(1,988)	(1,989)	(1,106)	(7,072)
Total operating (expenses) income	(426,931)	(395,991)	(566,542)	(515,971)	(1,905,435)

Equity results	126	5	129	284	544

Income before financial result, net and income taxes	255,403	22,216	325,396	386,347	989,362

Financial income (expenses)
Financial income	45,718	21,818	57,586	88,324	213,446
Financial expenses	(286,472)	(217,591)	(267,711)	(278,687)	(1,050,461)
Exchange rate variation, net	141,153	(229,506)	238,849	(232,240)	(81,744)
Total financial result	(99,601)	(425,279)	28,724	(422,603)	(918,759)

Income (loss) before income taxes	155,802	(403,063)	354,120	(36,256)	70,603

Income and social contribution taxes
Current	(85,095)	(69,272)	(43,321)	(42,158)	(239,846)
Deferred	164,185	62,824	179,431	140,619	547,059
Total income and social contribution taxes	79,090	(6,448)	136,110	98,461	307,213

Net income (loss) for the period	234,892	(409,511)	490,230	62,205	377,816

Net income (loss) attributable to:
Equity holders of the parent	162,586	(477,734)	329,864	4,075	18,791
Non-controlling interests from Smiles	72,306	68,223	160,366	58,130	359,025

Basic earnings (loss) per share
Per common share	0.013	(0.039)	0.027	0.000	0.002
Per preferred share	0.469	(1.377)	0.950	0.012	0.054

Diluted earnings (loss) per share
Per common share	0.013	(0.039)	0.027	0.000	0.002
Per preferred share	0.465	(1.377)	0.938	0.012	0.053

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

In December 2016, the IASB issued IFRIC 22, which deals with the exchange rate to be used in transactions that involve consideration paid or received in advance denominated in foreign currency. The interpretation clarifies that the date of transaction is the date on which the company recognizes the non-monetary asset or liability. IFRIC 22 became effective on January 1, 2018. The adoption of this standard did not impact the Company.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

3.   Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

4.   Cash and cash equivalents

	Parent Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Cash and bank deposits	9,420	103,268	163,096	427,608
Cash equivalents	13,740	459	452,225	599,254
Total	23,160	103,727	615,321	1,026,862

From the total consolidated balance, R$139,758 as of June 30, 2018 is related to cash, cash equivalents and bank deposits in foreign currency (R$462,776 as of December 31, 2017).

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Private bonds	12,345	14	152,051	164,959
Government bonds	-	-	21,273	14,039
Investment funds	1,395	445	278,901	420,256
Total	13,740	459	452,225	599,254

As of June 30, 2018, the private securities were comprised by buy-back transactions, private bonds (Bank Deposit Certificates - “CDBs”) and time deposits, remunerated at a weighted average rate equivalent to 85.4% of the CDI rate (77.6% as of December 31, 2017) for domestic short-term investments and 1.8% for foreign securities.

Government bonds were primarily represented by Financial Treasury Bills (NTN) from Brazil and the United States, accruing interest at a weighted average rate of 100.1% of the CDI rate (116.3% as of December 31, 2017) for domestic short-term investments and 1.7% p.a. for foreign securities.

The investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value.

As of June 30, 2018, investment funds were remunerated at a weighted average rate equivalent to 98.5% of the CDI rate (99.8% as of December 31, 2017) for domestic short-term investments and 31.8% for short-term investments abroad.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

5.   Short-term investments

	Parent Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Private bonds	697,727	730,900	702,669	731,061
Government bonds	-	-	26,981	32,701
Investment funds	-	-	423,815	191,827
Total	697,727	730,900	1,153,465	955,589

From the total consolidated amount of short-term investments, R$697,874 refers to short-term investments in foreign currency (R$730,846 as of December 31, 2017).

As of June 30, 2018, private bonds were represented by time deposits and debentures, with first-rate financial institutions, remunerated at a weighted average rate equivalent to 99.2% of the CDI rate (101.3% as of December 31, 2017) for domestic short-term investments and 1.8% p.a. for short-term investments abroad (1.7% p.a. as of December 31, 2017).

Government bonds were primarily represented by LFT and LTN, accruing interest at a weighted average rate of 97.3% (107.7% as of December 31, 2017) of the CDI rate.

Investment funds include private funds and bonds accruing interest at a weighted average rate of 101.6% (98.9% as of December 31, 2017) of the CDI rate, and are exposed to the risk of significant changes in value.

6.   Restricted cash

	Parent Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Deposits in guarantee of letter of credit	2,248	2,211	75,333	60,423
Escrow deposits (a)	32,916	32,120	73,617	71,110
Escrow deposits - leases (b)	-	-	126,989	116,131
Other deposits (c)	3,698	4,101	52,822	20,383
Total	38,862	38,432	328,761	268,047

(a)     The amount of R$32,916 (parent company and consolidated) refers to a contractual guarantee for Supreme Court of Justice - STJ related to PIS and COFINS on interest on shareholders’ equity paid to GLAI as described in Note 21. The other amounts relate to guarantees of GLA letters of credit.

(b)    Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)     Refers to short-term investments mainly in bank guarantees.

As of June 30, 2018, the Company did not hold foreign restricted cash (R$22,094 as of December 31, 2017).

7.   Trade receivables

	Consolidated
	06/30/2018	12/31/2017
Local currency
Credit card administrators	411,080	450,823
Travel agencies	340,598	296,860
Cargo agencies	37,407	38,460
Airline partner companies	3,418	6,439
Other	49,595	41,861
Total local currency	842,098	834,443

Foreign currency
Credit card administrators	57,590	71,630
Travel agencies	12,712	20,118
Cargo agencies	1,881	1,588
Airline partner companies	23,816	44,869
Other	4,821	2,511
Total foreign currency	100,820	140,716

Total	942,918	975,159

Allowance for doubtful accounts	(19,965)	(38,681)

Total trade receivables	922,953	936,478

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	06/30/2018	12/31/2017
Not yet due
Until 30 days	474,411	594,968
31 to 60 days	147,986	133,438
61 to 90 days	69,707	44,642
91 to 180 days	126,109	71,116
181 to 360 days	46,926	26,541
Above 360 days	246	241
Total not yet due	865,385	870,946

Overdue
Until 30 days	22,921	21,686
31 to 60 days	7,440	8,338
61 to 90 days	7,987	3,559
91 to 180 days	3,490	15,620
181 to 360 days	4,130	8,059
Above 360 days	11,600	8,270
Total overdue	57,568	65,532

Total	922,953	936,478

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The changes in allowance for doubtful accounts are as follows:

	Consolidated
	06/30/2018	12/31/2017
Balances at the beginning of the period – CPC 38 (IFRS 9)	(38,681)	(34,182)
Initial adoption adjustment – CPC 48 (IFRS 9) (a)	2,594	-
Adjusted balances at the beginning of the period	(36,087)	(34,182)
Additions/exclusions	1,111	(24,913)
Unrecoverable amounts	15,011	17,649
Recoveries (b)	-	2,765
Balance at the end of the period	(19,965)	(38,681)

(a) Due to the change to the expected loss model used to calculate the allowance for doubtful accounts resulting from the initial adoption of CPC 48 - “Financial Instruments” (IFRS 9), the balance of December 31, 2017 was adjusted on January 1, 2018, with a corresponding entry of R$2,594 in equity. For further information, see Note 2.3.

(b) Recoveries in the period are reflected in the changes to the receivables portfolio balance and presented under “Additions/exclusions”.

8.   Inventories

	Consolidated
	06/30/2018	12/31/2017
Consumables	27,949	28,006
Parts and maintenance materials	190,563	162,409
Other	-	585
(-) Provision for obsolescence	(12,853)	(12,509)
Total	205,659	178,491

The changes in provision for obsolescence are as follows:

	Consolidated
	06/30/2018	12/31/2017
Balances at the beginning of the period	(12,509)	(12,444)
Addition	(4,906)	(3,059)
Write-off	4,562	2,994
Balances at the end of the period	(12,853)	(12,509)

9.   Deferred and recoverable taxes

9.1. Recoverable taxes

	Parent Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Prepaid and recoverable income taxes	25,496	22,416	123,527	66,786
Withholding income tax (IRRF)	472	2,750	1,103	7,308
PIS and COFINS	-	-	19	408
Withholding tax of public institutions	-	-	3,178	6,127
Value added tax (IVA)	-	-	4,595	5,431
Other	-	443	5,259	4,195
Total	25,968	25,609	137,681	90,255

Current assets	6,972	19,446	117,337	83,210
Noncurrent assets	18,996	6,163	20,344	7,045

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9.2. Deferred tax assets (liabilities) – Noncurrent

	GLAI		GLA		Smiles		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Income tax losses	16,146	17,515	5,469	-	84,531	111,801	106,146	129,316
Negative basis of social contribution	5,813	6,306	1,969	-	30,431	40,249	38,213	46,555
Temporary differences
Allowance for doubtful accounts and other credits	198	2,944	55,959	60,586	13	55	56,170	63,585
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	924	938	83,630	77,914	5,296	4,411	89,850	83,263
Aircraft return	-	-	72,854	68,438	-	-	72,854	68,438
Derivative transactions	-	-	7,107	9,603	-	-	7,107	9,603
Tax benefit due to goodwill incorporation (a)	-	-	-	-	7,294	14,588	7,294	14,588
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(169,780)	(167,913)	-	-	(169,780)	(167,913)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	47,141	34,660	-	-	47,141	34,660
Other (b)	-	-	61,257	66,242	42,655	40,889	146,436	143,949
Total deferred taxes - Noncurrent	23,081	27,703	(171,929)	(188,005)	170,220	211,993	63,896	88,509

(a)      Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles S.A. in 2013. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)      The R$42,524 portion of taxes on unrealized profits from transactions between GLA and Smiles Fidelidade is recognized directly in Consolidated (R$36,818 as of December 31, 2017).

The Company, GLA and Smiles have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards are as follows:

	GLAI		GLA		Smiles
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Accumulated income tax losses	167,070	172,547	5,137,065	4,134,099	649,206	758,289
Negative basis of social contribution	167,070	172,547	5,137,065	4,134,099	649,206	758,289

The Company’s Management considers that the deferred assets and liabilities recognized as of June 30, 2018 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$57,926, of which R$56,804 is related to net operating loss carryforwards and R$1,122 is related to temporary differences, with realization supported by the Company’s long-term plan. The Company reassessed its projections and did not recognize deferred tax assets for an amount of R$34,845 related to net operating loss carryforwards.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

GLA: GLA has tax credits on net operating loss carryforwards of R$1,746,602. The Company’s Management reviewed the projections of tax loss carryforwards and recorded deferred taxes on tax loss carryforwards in the amount of R$7,438 in the six-month period ended June 30, 2018. In view of instability of the political and economic environments, fluctuations in the U.S. dollar exchange rate and other variables that may affect the projections of future results, as well as the history of losses in recent years, the company did not recognize a deferred tax asset for an amount of R$1,739,164 related to net operating loss carryforwards. The Company expects to realize this amount over the next 10 years, according to the projections of future results in line with its business plan.

Smiles Fidelidade: As of July 1, 2017, Smiles Fidelidade S.A. incorporated Smiles S.A. and, based on the projections of future taxable income, recognized a deferred tax asset on income and social contribution tax on tax loss carryforward in the amount of R$193,020. The reported amount corresponds exclusively to the amounts expected to be realized, pursuant to internal assessments carried out by the Company’s Management.

The reconciliation of effective income taxes and social contribution rates for the three- and six-month periods ended June 30, 2018 and 2017 is as follows:

	Parent Company
	Three-month period ended		Six-month period ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Loss before income taxes	(1,317,350)	(477,554)	(1,169,557)	(314,960)
Income tax and social contribution tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	447,899	162,368	397,649	107,086

Adjustments to calculate the effective tax rate:
Equity results	(320,263)	(119,743)	(247,359)	(60,438)
Tax losses from wholly-owned subsidiaries	(30,101)	(16,898)	(52,723)	(34,839)
Nontaxable revenues, net	(63)	(51)	(124)	(442)
Exchange variation on foreign investments	(104,235)	(24,935)	(101,951)	(8,788)
Interest on shareholders’ equity	(1,869)	(2,635)	(4,507)	(2,635)
Benefit on tax losses and temporary differences constituted (not constituted)	-	1,714	61	(132)
Total income tax	(8,632)	(180)	(8,954)	(188)

Income taxes
Current	(4,028)	(143)	(4,333)	(143)
Deferred	(4,604)	(37)	(4,621)	(45)
Total income taxes	(8,632)	(180)	(8,954)	(188)

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Loss before income taxes	(1,218,437)	(403,063)	(932,008)	(247,261)
Income tax and social contribution tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	414,269	137,041	316,883	84,069

Adjustments to calculate the effective tax rate:
Equity results	59	(1,080)	53	45
Tax losses from wholly-owned subsidiaries	(33,918)	(17,787)	(54,389)	(35,728)
Income tax on permanent differences and others	79,654	24,304	162,531	87,074
Exchange variation on foreign investments	(141,234)	(21,338)	(147,229)	(3,106)
Interest on shareholders’ equity	1,679	2,362	4,050	2,362
Benefit on tax losses and temporary differences not constituted	(370,133)	(184,886)	(397,115)	(280,813)
Use of tax credits in non-recurring installment payments (*)	(3,892)	54,936	(3,892)	218,739
Total income tax	(53,516)	(6,448)	(119,108)	72,642

Income taxes
Current	(42,191)	(69,272)	(91,484)	(154,367)
Deferred	(11,325)	62,824	(27,624)	227,009
Total income taxes	(53,516)	(6,448)	(119,108)	72,642

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(*) On March 10, 2017, the subsidiary GLA adhered to the Tax Regularization Program (“PRT”), including tax debts that matured on November 30, 2016. The PRT program was consolidated on June 29, 2018, which resulted in reduced debt and lower use of tax credit.

On January 1, 2018, the Company recorded a tax effect of R$880 related to the initial adoption of IFRS 9 on the allowance for doubtful accounts under equity. For further information, see Note 2.3.

10.    Deposits

	Parent Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Judicial deposits (a)	54,585	50,953	538,294	508,515
Maintenance deposits (b)	-	-	649,512	484,565
Deposits in guarantee for lease agreements (c)	16,066	13,783	172,655	170,679
Total	70,651	64,736	1,360,461	1,163,759

(a)   Judicial deposits

Judicial deposits and escrow accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of June 30, 2018, the blocked amounts regarding Varig S.A.’s succession lawsuits and third-party lawsuits were R$112,676 and R$75,105, respectively (R$108,860 and R$74,300 as of December 31, 2017, respectively).

(b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with operating activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company has two categories of maintenance deposits:

                  i.      Maintenance guarantee: related to individual deposits refundable at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of June 30, 2018 was R$241,514 (R$218,361 as of December 31, 2017).

                 ii.      Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which may be used in maintenance events, according to the lease agreement. As of June 30, 2018, the balance of this reserve was R$407,998 (R$266,204 as of December 31, 2017).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.    Transactions with related parties

11.1.      Loan agreements - noncurrent assets and liabilities

Parent Company

       The Company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

	Assets		Liabilities
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
GLAI - GLA	44,517	36,876	136,883	112,869
GAC - GLA	79,652	-	25,425	21,813
Gol Finance - GLA	1,830,122	1,533,715	327	328
Total	1,954,291	1,570,591	162,635	135,010

Additionally, the Parent Company has inter-company accounts among Gol Finance, Gol Finance Inc. and GAC, as shown below:

	Assets		Liabilities
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
GAC - GLAI	-	-	145,873	125,148
GAC - Gol Finance Inc.	37,576	32,238	1,167,490	961,212
Gol Finance - GAC	475,820	434,418	-	-
Gol Finance - GLAI	-	-	24,422	24,313
Gol Finance - Gol Finance Inc.	932,728	845,852	282,824	560,472
Total	1,446,124	1,312,508	1,620,609	1,671,145

These transactions are eliminated in the Parent Company's accounts as the transactions were entered with foreign entities considered an extension of the Company’s operations.

11.2. Transportation and consulting services

All agreements related to transportation and consulting services are held by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

Viação Piracicabana Ltda.: provides airport shuttle services for passengers, luggage and employees. As of July 1, 2017, an Assignment Agreement was entered into between Breda Transportes e Serviços S.A. (“Assignor”) and Viação Piracicabana S.A. (“Assignee”), through which the Assignee will be responsible for the rights and obligations as of the execution of the Assignment Agreement. The agreement expires on November 6, 2018.

Expresso União: provides transportation to employees. This agreement was terminated in March 2017.

Pax Consultoria Empresarial e Participações Ltda.: provides consulting and advisory services, and the agreement has no expiration date.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

Expresso Caxiense S.A.: provides airport shuttle services for passengers, luggage and employees, and the agreement expires on September 26, 2019.

As of June 30, 2018, GLA recognized total expenses related to these services of R$6,989 (R$6,325 as of June 30, 2017). On the same date, the balance payable to the related companies was R$1,046 (R$769 as of December 31, 2017), and was mainly related to services provided by Viação Piracicabana Ltda.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.3. Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marron S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos Ltda., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

11.4. Agreement to use the VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of the VIP lounge, with expected payments of US$20 per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of the VIP lounge in the amount of US$3 million. As of June 30, 2018, the outstanding balance was R$5,763 (R$6,779 as of December 31, 2017).

11.5.  Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50 million, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available.

In the six-month period ended June 30, 2018, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$212,914 (R$145,141 as of June 30, 2017). As of June 30, 2018, the outstanding balance with Delta Air Lines recorded under suppliers totaled R$195,181 (R$372,511 as of December 31, 2017).

11.6. Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300 million through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional guarantee provided by Delta Air Lines.  For additional information, see Note 17.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.7. Commercial partnership agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for long-term business cooperation with Airfrance-KLM with the purpose of sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets. The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully received by the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of June 30, 2018, the Company had deferred revenue in the amount of R$13,704 recorded in "Other liabilities" in current liabilities (R$20,557 and R$3,426 as of December 31, 2017, in current and noncurrent liabilities, respectively).

On January 1, 2017, the Company entered into an agreement to expand its strategic partnership with Airfrance-KLM in order to include engine maintenance and repair services. As of June 30, 2018, the Company had an outstanding balance with Airfrance-KLM recorded under suppliers in the amount of R$196,532 (R$157,264 as of December 31, 2017).

11.8. Remuneration of key management personnel

	Three-month period ended		Six-month period ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Salaries and benefits (*)	16,762	15,126	33,706	25,577
Related taxes and charges	3,182	1,729	4,587	2,711
Share-based payments	2,064	1,650	4,874	4,164
Total	22,008	18,505	43,167	32,452

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of June 30, 2018 and 2017, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can be provided to the Company’s key management personnel, limited to a short-term period.

12.    Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock option plan and the Restricted share plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, and mitigate risks for the Company resulting from the loss of executives, strengthening the productivity and commitment of these executives to long-term results.

12.1. Stock option plan - GLAI

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2009 (a)	02/04/2009	1,142,473	95,553	10.52	8.53	76.91%	-	12.66%	0.5
2010 (b)	02/02/2010	2,774,640	813,255	20.65	16.81	77.95%	2.73%	8.65%	1.5
2011	12/20/2010	2,722,444	538,915	27.83	16.07 (c)	44.55%	0.47%	10.25%	2.4
2012	10/19/2012	778,912	309,961	12.81	5.32 (d)	52.25%	2.26%	9.00%	4.2
2013	05/13/2013	802,296	310,229	12.76	6.54 (e)	46.91%	2.00%	7.50%	4.8
2014	08/12/2014	653,130	284,541	11.31	7.98 (f)	52.66%	3.27%	11.00%	6.1
2015	08/11/2015	1,930,844	1,042,644	9.35	3.37 (g)	55.57%	5.06%	13.25%	7.1
2016	06/30/2016	5,742,732	4,092,960	2.62	1.24 (h)	98.20%	6.59%	14.25%	8.2
2017	08/08/2017	947,767	763,545	8.44	7.91 (i)	80.62%	1.17%	11.25%	9.1
2018	05/24/2018	718,764	634,381	20.18	12.68 (j)	55.58%	0.66%	6.50%	9.9
Total		18,214,002	8,885,984	9.42					6.90

(a)   In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

(b)   In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

(c)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)    The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(g)   The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

(h)   On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

(i)    The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective periods of vesting (2017, 2018 and 2019).

(j)     The fair value is calculated by the average value from R$13.26, R$12.67 and R$12.11 for the respective periods of vesting (2018, 2019 and 2020).

The movement of the stock options outstanding for the six-month period ended June 30, 2018 is as follows:

	Number of stock options	Weighted average exercise price

Options outstanding as of December 31, 2017	9,040,293	8.63
Options granted	718,764	20.18
Options canceled and adjustments in estimated prescribed rights	118,048	4.43
Options exercised	(991,121)	9.74
Options outstanding as of June 30, 2018	8,885,984	9.42

Number of options exercisable as of:
December 31, 2017	7,307,151	9.59
June 30, 2018	7,354,388	9.06

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

12.2. Restricted share plan - GLAI

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Year of grant	Date of approval	Total shares granted	Total vested shares	Average fair value at grant date
2015	08/11/2015	1,207,037	875,923	9.35
2016	06/30/2016	4,007,081	3,079,366	2.62
2017	08/08/2017	1,538,213	1,262,728	8.44
2018	05/24/2018	773,463	682,658	20.18
Total		7,525,794	5,900,675

The movement of restricted shares for the six-month period ended June 30, 2018 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2017	5,297,191
Restricted shares granted	773,463
Restricted shares cancelled and adjustments in estimated expired rights	842,243
Restricted shares transferred (*)	(1,012,222)
Restricted shares outstanding as of June 30, 2018	5,900,675

(*) The restricted shares transferred totaled R$19,685.

12.3. Stock option plan – Smiles Fidelidade

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Year of grant	Date of Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	5.3
2014	02/04/2014	1,150,000	48,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	5.8
Total		2,208,043	102,053

(a)         Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)         Average fair value in Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

The movement of the stock options outstanding for the six-month period ended June 30, 2018 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2017	253,053	29.24
Options exercised	(151,000)	11.72
Options outstanding as of June 30, 2018	102,053	26.21

In the six-month period ended June 30, 2018, the Company recorded in equity share-based payments in the amount of R$8,707 attributable to controlling shareholders and R$123 to non-controlling interests from Smiles (R$3,762 attributable to controlling shareholders and R$111 to non-controlling interests from Smiles in the six-month period ended June 30, 2017) for the above-mentioned plans, with a counter entry in profit or loss under “Salaries”.

In addition, management and employees are granted additional bonuses settled in cash referenced to Smiles Fidelidade shares in order to strengthen their commitment to results and productivity. As of June 30, 2018, the balance of this obligation totaled R$2,893 recorded under “Salaries”, referenced to 55,638 equivalent shares of Smiles Fidelidade. In the six-month period ended June 30, 2018, Smiles Fidelidade recorded under “Salaries” the amount of R$3,444 related to these bonuses, recognized in profit or loss for the period.

13.    Investments

Investments in the GAC, Gol Finance and Gol Finance Inc. offshore subsidiaries are essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles Fidelidade, GLA and Gol Dominicana are investments in the GLAI parent company.

As of June 30, 2018, the consolidated investment balance comprised SCP Trip, held by GLA. There were no changes in the Gol Dominicana investee in the period.

As of June 30, 2018, our investee Netpoints Fidelidade recorded negative equity. As a result, Smiles Fidelidade (holder of 25.4% of Netpoints’ capital stock) did not recognize additional losses based on CPC 18 - “Investments in Associates and Joint Ventures”. The company will resume recording equity results when Netpoints’ equity fully recovers its accumulated losses.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The financial information of the Company’s investees and the changes in the investments balance for the six-month period ended June 30, 2018 are as follows:

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	GLA	Smiles Fidelidade	Trip	Netpoints
Relevant information of the subsidiaries
Total number of shares	5,262,335,049	124,007,953	-	130,492,408
Capital stock	4,554,280	44,874	1,318	75,351
Interest	100.0%	52.7%	60.0%	25.4%
Total equity (deficit)	(3,232,916)	778,397	2,482	(16,180)
Unrealized profits in the period (a)	-	(82,546)	-	-
Adjusted equity (deficit) (b)	(3,232,916)	327,551	1,488	(4,110)
Net income (loss) for the period	(858,226)	269,171	258	1,030
Unrealized profits in the period (a)	-	(11,076)	-	-
Adjusted net income (loss) for the period attributable to the Company’s interest	(858,226)	130,700	155	262

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated financial statements, are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip
Changes in investments
Balances as of December 31, 2017	(2,590,503)	388,235	(2,202,268)	1,333
Adoption of accounting standard (a)	(19,575)	-	(19,575)	-
Balances as of December 31, 2017 (Restated)	(2,610,078)	388,235	(2,221,843)	1,333
Adoption of accounting standard (b)	1,632	43	1,675	-
Equity results	(858,226)	130,700	(727,526)	155
Unrealized gains on hedges	15,674	-	15,674	-
Equity interest dilution effects	-	(561)	(561)	-
Dividends and interest on shareholders’ equity	-	(191,906)	(191,906)	-
Advances for future capital increase	220,000	-	220,000	-
Other equity changes in investments	-	1,040	1,040	-
Amortization of losses on sale-leaseback transactions (c)	(1,918)	-	(1,918)	-
Balances as of June 30, 2018	(3,232,916)	327,551	(2,905,365)	1,488

(a)     On January 1, 2018, the Company adopted CPC 47 – “Revenue from Contracts with Customers” (IFRS 15), which resulted in the recording of R$19,575 directly in GLA’s equity. For further information, see Note 2.3.

(b)    On January 1, 2018, the Company adopted CPC 48 – “Financial Instruments” (IFRS 9). For further information, see Note 2.3.

(c)     The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by the subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA. The net balance to be deferred in the six-month period ended June 30, 2018 was R$969 (R$2,887 in the year ended December 31, 2017). For further information, see Note 27.2.

14.    Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. As a result, income for the year attributable to equity holders of the parent is allocated in proportion to their interest in the total common and preferred shares.

Earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only the stock option plan in the category of potentially dilutive shares, see Note 12. However, due to losses recorded in the three- and six-month periods ended June 30, 2018 and 2017, these instruments issued by the parent company have no dilutive effect and therefore are not included in the total quantity of outstanding shares.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company and Consolidated
	Three-month period ended
	06/30/2018			06/30/2017
	Common	Preferred	Total	Common	Preferred	Total
				(Restated)
Numerator
Net loss for the period attributable to equity holders of the parent	(311,490)	(1,014,492)	(1,325,982)	(198,133)	(279,601)	(477,734)

Denominator
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	266,478		5,035,037	203,010

Basic losses per share	(0.109)	(3.807)		(0.039)	(1.377)
Diluted losses per share	(0.109)	(3.807)		(0.039)	(1.377)

	Parent Company and Consolidated
	Six-month period ended
	06/30/2018			06/30/2017
	Common	Preferred	Total	Common	Preferred	Total
				(Restated)
Numerator
Net loss for the period attributable to equity holders of the parent	(277,075)	(901,436)	(1,178,511)	(130,801)	(184,347)	(315,148)

Denominator
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	266,192		5,035,037	202,750

Basic losses per share	(0.097)	(3.386)		(0.026)	(0.909)
Diluted losses per share	(0.097)	(3.386)		(0.026)	(0.909)

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

15.    Property, plant and equipment

Parent Company

As of June 30, 2018, the balance of advances for the acquisition of aircraft totaled R$15,335 corresponding to interest on prepayments made based on the contract with Boeing, AWAS and GECAS to purchase 10 737MAX aircraft, see Note 27. As of December 31, 2017, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout 2016. In addition, the residual value of the ownership rights on the aircraft totaled R$277,803 as of June 30, 2018 (R$323,013 as of December 31, 2017), both recorded in the subsidiary GAC.

Changes in the property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Advances for property, plant and equipment acquisition	Total
As of December 31, 2017	323,013	-	323,013
Additions	-	9,133	9,133
Disposals	(45,210)	6,202	(39,008)
As of June 30, 2018	277,803	15,335	293,138

Consolidated

	06/30/2018				12/31/2017
	Average annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft held under finance leases	5.8%	1,713,378	(558,772)	1,154,606	1,351,436
Sets of replacement parts and spare engines	6.2%	1,468,433	(539,021)	929,412	850,477
Aircraft reconfigurations/overhauling	32%	2,122,722	(1,121,470)	1,001,252	865,761
Aircraft and safety equipment	20.0%	842	(478)	364	405
Tools	10.0%	40,487	(19,617)	20,870	18,075
Total		5,345,862	(2,239,358)	3,106,504	3,086,154

Impairment losses (*)	-	(26,076)	-	(26,076)	(26,076)
Total flight equipment		5,319,786	(2,239,358)	3,080,428	3,060,078

Property, plant and equipment in use
Vehicles	20.0%	11,389	(9,326)	2,063	1,448
Machinery and equipment	10.0%	58,688	(39,768)	18,920	20,042
Furniture and fixtures	10.0%	29,736	(17,368)	12,368	11,509
Computers and peripherals	20.0%	40,083	(30,856)	9,227	8,994
Communication equipment	10.0%	2,650	(2,002)	648	703
Facilities	-	1,576	(1,264)	312	312
Maintenance center - Confins	10.3%	107,127	(85,798)	21,329	26,918
Leasehold improvements	19%	50,479	(23,192)	27,287	13,540
Construction in progress	-	21,049	-	21,049	33,503
Total property, plant and equipment in use		322,777	(209,574)	113,203	116,969

		5,642,563	(2,448,932)	3,193,631	3,177,047

Advances for property, plant and equipment acquisition	-	171,817	-	171,817	18,720

Total property, plant and equipment		5,814,380	(2,448,932)	3,365,448	3,195,767

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(*) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
Balances as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	827,658	263,328	30,511	1,121,497
Disposals	(5,639)	(135,381)	(332,007)	(10,506)	(483,533)
Depreciation	(54,857)	(388,779)	-	(23,571)	(467,207)
Balances as of December 31, 2017	1,351,436	1,708,642	18,720	116,969	3,195,767
Additions	-	481,698	190,257	10,772	682,727
Disposals	(171,052)	(10,345)	(37,160)	(161)	(218,718)
Depreciation	(25,778)	(254,173)	-	(14,377)	(294,328)
Balances as of June 30, 2018	1,154,606	1,925,822	171,817	113,203	3,365,448

16.    Intangible assets

	Consolidated
	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	55,449	55,449
Disposals	-	-	(9,662)	(9,662)
Amortization	-	-	(38,218)	(38,218)
Balances as of December 31, 2017	542,302	1,038,900	166,083	1,747,285
Additions	-	-	15,542	15,542
Amortization	-	-	(21,320)	(21,320)
Balances as of June 30, 2018	542,302	1,038,900	160,305	1,741,507

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17.    Short and long-term debt

			Parent Company		Consolidated
	Maturity of the contract	Interest rate	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Short-term debt
Local currency
Debentures VI (e)	Sep. 2019	132% of DI	-	-	396,495	395,093
Interest accrued	-	-	-	-	21,167	23,921
Foreign currency (US$)
J.P. Morgan (a)	Aug. 2019	Libor 3m+0.75% p.a.	-	-	29,055	43,909
Finimp (b)	Dec. 2018	5.68% p.a.	-	-	491,637	240,973
Engine Facility (Cacib) (c)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	20,015	17,145
ExIm (Cacib) (d)	Apr. 2020	Libor 3m+0.75% p.a.	-	-	113,355	47,507
Senior Notes V (i)	Dec. 2018	9.71% p.a.	-	23,258	-	23,258
PK Finance (o)	Aug. 2026	6.52% p.a.	-	-	12,781	7,883
Interest accrued	-	-	147,330	71,769	154,462	74,989
			147,330	95,027	1,238,967	874,678

Finance leases	Jun. 2025	4.00% p.a.	-	-	295,206	288,194

Total short-term debt			147,330	95,027	1,534,173	1,162,872

Long-term debt
Local currency
Debentures VI (e)	Sep. 2019	132% of DI	-	-	619,524	617,333
Foreign currency (US$)
J.P. Morgan (a)	Aug. 2019	Libor 3m+0.75% p.a.	-	-	4,953	12,451
Engine Facility (Cacib) (c)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	155,745	142,137
ExIm (Cacib) (d)	Apr. 2020	Libor 3m+0.75% p.a.	-	-	61,930	35,634
PK Finance (o)	Aug. 2026	6.52% p.a.	-	-	126,430	78,239
Senior Notes II (f)	Jul. 2020	9.64% p.a.	-	314,589	-	314,589
Senior Notes III (g)	Feb. 2023	11.30% p.a.	-	69,074	-	69,074
Senior Notes IV (h)	Jan. 2022	9.24% p.a.	350,115	299,524	350,115	299,524
Senior Notes VI (j)	Jul. 2021	9.87% p.a.	-	127,181	-	127,181
Senior Notes VII (k)	Dec. 2028	9.84% p.a.	-	54,752	-	54,752
Senior Notes VIII (l)	Jan. 2025	7.09% p.a.	2,433,054	1,597,713	2,433,054	1,597,713
Perpetual Notes (m)	-	8.75% p.a.	593,411	509,105	510,764	438,201
Term Loan (n)	Aug. 2020	6.70% p.a.	1,136,729	968,010	1,136,729	968,010
			4,513,309	3,939,948	5,399,244	4,754,838

Finance leases	Jun. 2025	4.00% p.a.	-	-	1,098,235	1,187,957

Total long-term debt			4,513,309	3,939,948	6,497,479	5,942,795

Total			4,660,639	4,034,975	8,031,652	7,105,667

(a)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as described in Note 11.5.

(b)   Credit line with Banco do Brasil, Santander and Safra of import financing for purchase of spare parts and aircraft equipment.

(c)   Credit line raised on September 30, 2014 with Credit Agricole.

(d)   Credit line raised on June 29, 2018 with Credit Agricole.

(e)   Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(f)    Issuance of Senior Notes II by Gol Finance Inc. on July 13, 2010 in order to repay debts held by the Company. In the six-month period ended June 30, 2018, the financing was prepaid (for further information, see Note 17.3).

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(g)   Issuance of Senior Notes III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of Senior Notes was transferred to Gol Finance along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid (see Note 17.3).

(h)   Issuance of Senior Notes IV by Gol Finance on September 24, 2014 in order to finance partial repurchase of Senior Notes I, II and III.

(i)    Issuance of Senior Notes series V by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the six-month period ended June 30, 2018, the financing was prepaid (for further information, see Note 17.3).

(j)    Issuance of Senior Notes series VI by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the six-month period ended June 30, 2018, the financing was prepaid (for further information, see Note 17.3).

(k)   Issuance of Senior Notes series VII by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the six-month period ended June 30, 2018, the financing was prepaid (for further information, see Note 17.3).

(l)    Issuances of Senior Notes series VIII by Gol Finance on December 11, 2017 and February 2, 2018 to repurchase Senior Notes and for other general purposes.

(m)  Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase and repayment of loans.

(n)   Term Loan issued by Gol Finance on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines. For additional information, see Note 11.6.

(o)   Loans obtained on June 28, 2018 with PK Finance, with a guarantee of five engines.

Total debt includes issuance costs of R$81,553 as of June 30, 2018 (R$101,795 as of December 31, 2017), which are amortized over the term of the related debt.

As of June 30, 2018, the maturities of long-term debt, except financial lease agreements, were as follows:

	Parent Company
	2020	2021	2022	2022 onwards	Without maturity date	Total
Foreign currency (US$)
Senior Notes IV	-	-	350,115	-	-	350,115
Senior Notes VIII	-	-	-	2,433,054	-	2,433,054
Perpetual Notes	-	-	-	-	593,411	593,411
Term Loan	1,136,729	-	-	-	-	1,136,729
Total	1,136,729	-	350,115	2,433,054	593,411	4,513,309

	Consolidated
	2019	2020	2021	2022	2022 onwards	Without maturity date	Total
Local currency
Debentures VI	619,524	-	-	-	-	-	619,524
Foreign currency (US$)
J.P. Morgan	4,953	-	-	-	-	-	4,953
Engine Facility (Cacib)	9,976	20,078	125,691	-	-	-	155,745
ExIm (Cacib)	42,973	18,957	-	-	-	-	61,930
PK Finance	13,061	13,627	14,254	14,904	70,584	-	126,430
Senior Notes IV	-	-	-	350,115	-	-	350,115
Senior Notes VIII	-	-	-	-	2,433,054	-	2,433,054
Perpetual Notes	-	-	-	-	-	510,764	510,764
Term Loan	-	1,136,729	-	-	-	-	1,136,729
Total	690,487	1,189,391	139,945	365,019	2,503,638	510,764	5,399,244

The fair value of debt as of June 30, 2018 is as follows:

	Parent Company		Consolidated
	Book value (c)	Market value	Book value (c)	Market value
Senior Notes and Perpetual Notes (a)	3,416,133	859,309	3,416,133	788,963
Debentures (b)	-	-	1,037,186	1,061,798
Term Loan (b)	1,161,861	-	1,161,861	1,291,034
Other	82,644	82,644	1,023,031	1,191,530
Total	4,660,638	941,953	6,638,211	4,333,325

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal method valuation.

(c) The book value presented is net of interest and issue costs.

17.1.             Covenants

As of June 30, 2018, long-term debt (excluding perpetual notes and finance leases) that amounted to R$4,888,479 (R$4,316,637 as of December 31, 2017) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of June 30, 2018, the Company did not have collateral deposits linked to the contractual limits of the Term Loan.  As of June 30, 2018, Debentures VI were subject to the following covenants measured half-yearly: (i) net debt/EBITDAR below 5.52 and (ii) debt coverage ratio (ICSD) of at least 1.31, to be complied with on June 30, 2018.  According to the most recent measurements on June 30, 2018, the ratios obtained were: (i) net debt/EBITDAR of 4.50; and (ii) debt coverage ratio (ICSD) of 2.04. As a result, the Company met the minimum required levels and, consequently, it was in compliance with the covenants. The next measurement will be for the end of the second half of 2018.

17.2.  Restructuring and new issuances of loans and financing obtained in the six-month period ended June 30, 2018

Import financing (Finimp): The Company, through its subsidiary GLA, obtained funding in the period and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by the Company for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment.  The funding operations are as follows:

Transaction date	Bank	Principal amount		Interest	Maturity date
		(US$ thousand)	(R$ thousand)	rate (p.a.)
New issuances
01/12/2018	Banco Safra	4,722	15,202	5.10%	01/07/2019
03/02/2018	Banco Santander	6,531	21,301	5.75%	03/01/2019
03/09/2018	Banco Santander	6,731	21,874	5.44%	09/05/2018
03/23/2018	Banco Santander	7,447	24,606	5.63%	09/19/2018
04/20/2018	Banco do Brasil	7,121	24,285	5.75%	10/17/2018
04/27/2018	Banco do Brasil	14,395	49,919	5.76%	10/24/2018
05/04/2018	Banco Santander	7,710	27,225	6.19%	10/31/2018

Renegotiations
01/05/2018	Banco Safra	2,694	8,731	5.10%	01/07/2019
01/12/2018	Banco Safra	5,245	16,888	5.07%	12/31/2018
01/29/2018	Banco Safra	8,595	27,208	5.20%	01/24/2019
02/05/2018	Banco do Brasil	4,815	15,579	5.48%	01/31/2019
04/16/2018	Banco do Brasil	4,273	14,874	6.73%	04/11/2019
05/29/2018	Banco Safra	5,407	20,205	5.79%	05/24/2019
06/21/2018	Banco do Brasil	9,683	37,335	4.99%	06/14/2019
06/21/2018	Banco Safra	4,570	17,621	5.91%	06/17/2019
06/21/2018	Banco do Brasil	10,436	40,239	4.99%	06/14/2019

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Engine maintenance financing (Cacib): On March 27, 2018, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$34,928 (US$10,503 on the transaction date), with issuance costs amounting to R$2,005 (US$603 on the transaction date).

On May 4, 2018, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$34,928 (US$10,467 on the transaction date), with issuance costs amounting to R$2,001 (US$567 on the transaction date).

On June 29, 2018, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$39,710 (US$10,299 on the transaction date), with issuance costs amounting to R$1,538 (US$399 on the transaction date).

Additional issue of Senior Notes 2025: On February 2, 2018, the Company, through its subsidiary Gol Finance, carried out an additional issue of Senior Notes VIII due in 2025, in the amount of R$480,900 (US$150 million on the transaction date), with issuance costs totaling R$45,172 (US$9,212 on the transaction date). Senior Notes are guaranteed by Company sureties, with half-yearly interest payments of 7.00% p.a. The proceeds were used to fully redeem Senior Notes II, VI, V and VII, and pay related costs and expenses.

PK Finance: On June 28, 2018, the Company, through its subsidiary GLA, obtained funding with a guarantee of one own engine in the amount of R$43,913 (US$11,400 on the transaction date), with issuance costs amounting to R$578 (US$150 on the transaction date). This type of financing has monthly interest amortization and payment.

The other existing loans and financing of the Company have not been affected by contractual alterations during the six-month period ended June 30, 2018.

17.3. Early termination and repurchase of debt during the six-month period ended June 30, 2018

As part of the debt restructuring process (as per Note 1), the Company used the proceeds from the additional issue of Senior Notes VIII totaling US$150 million on February 2, 2018 to fully redeem Senior Notes, as shown below:

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Maturities	Transaction	Payments	Repurchase	Premium paid (*)	Negative goodwill (*)
Senior Notes VI	Jul. 2021	Jan. 2018	41,810	-	5,644	-
Senior Notes V	Dec. 2018	Jan. 2018	7,379	-	-	-
Senior Notes VII	Dec. 2028	Jan. 2018	18,348	-	2,477	-
Senior Notes II	Jul. 2020	Mar. 2018	95,777	-	1,474	-
Senior Notes III	Feb. 2023	May. 2018	20,881	-	1,122	-
Senior Notes VIII	Jan. 2025	Jun. 2018	-	4,050	490	9
Total in thousands of dollars			184,195	4,050	11,207	9

Total in thousands of Brazilian reais			694,973	15,281	31,485	34

(*) Amounts recorded under “Exchange offer costs” in the financial result.

17.4.  Finance leases

The future payments of finance agreements indexed to U.S. dollars are detailed as follows:

	Consolidated
	06/30/2018	12/31/2017
2018	170,302	333,795
2019	330,390	319,511
2020	296,941	267,477
2021	261,783	224,591
2022	138,940	119,200
2023	69,642	59,748
Thereafter	231,232	267,075
Total minimum lease payments	1,499,230	1,591,397
Less total interest	(105,789)	(115,246)
Present value of minimum lease payments	1,393,441	1,476,151
Less current portion	(295,206)	(288,194)
Noncurrent portion	1,098,235	1,187,957

The discount rate used to calculate present value of the minimum lease payments was 4.00% as of June 30, 2018 (4.04% as of December 31, 2017). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of June 30, 2018, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$218,058 (R$255,644 as of December 31, 2017) and are recorded in non-current debt.

18.    Suppliers - Forfaiting

The Company has operations with Banco Safra, Santander and Rendimento that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. Obligations to suppliers have a longer payment term and a discount rate of 1.04% p.m. As of June 30, 2018, the amount recorded under current liabilities totaled R$420,880 (R$78,416 as of December 31, 2017).

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

19.     Taxes payable

	Parent Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
PIS and COFINS	741	392	30,633	40,036
Installment payments - PRT and PERT	18,919	22,017	46,070	68,596
Withholding income tax on salaries	49	-	19,844	32,070
ICMS	-	-	46,060	45,492
Tax on import	-	-	3,454	3,454
IRPJ and CSLL payable	416	-	9,162	5,299
Other	59	125	7,325	6,200
Total	20,184	22,534	162,548	201,147

Current	8,833	7,856	105,080	134,951
Noncurrent	11,351	14,678	57,468	66,196

20.    Advance ticket sales

As of June 30, 2018, the balance of Advance ticket sales classified in current liabilities was R$1,382,615 (R$1,476,514 as of December 31, 2017) and is represented by 5,425,921 tickets and respective additional services sold and not yet used (4,964,925 tickets as of December 31, 2017) with an average use of 62 days as of June 30, 2018 (48 days as of December 31, 2017).

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

21.    Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2017	741	400,851	207,597	609,189
Additional provisions recognized (*)	-	42,784	132,018	174,802
Utilized provisions (**)	-	(9,145)	(104,742)	(113,887)
Foreign exchange rate variation, net	(741)	68,713	(433)	67,539
Balances as of June 30, 2018	-	503,203	234,440	737,643

As of December 31, 2017
Current	741	45,820	-	46,561
Noncurrent	-	355,031	207,597	562,628
Total	741	400,851	207,597	609,189

As of June 30, 2018
Current	-	66,349	-	66,349
Noncurrent	-	436,854	234,440	671,294
Total	-	503,203	234,440	737,643

(*) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(**) The provisions recorded include write-offs due to the revision of estimates and processes settled.

(a)     Provision for aircraft and engine return

This provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft without purchase option as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment, under “aircraft reconfigurations/overhauling”.

(b)   Provision for legal proceedings

As of June 30, 2018, the Company and its subsidiaries are parties to lawsuits and administrative proceedings, which are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of issues related to overtime, hazard pay, risk premium and wage differences.

The provisions for cases whose likelihood of loss is assessed as probable are broken down by type of claim as follows:

	06/30/2018	12/31/2017
Civil	63,172	67,528
Labor	169,421	137,071
Taxes	1,847	2,998
Total	234,440	207,597

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount of R$32,428 for civil claims and R$145,657 for labor claims as of June 30, 2018 (R$30,945 and R$124,062 as of December 31, 2017, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of June 30, 2018:

•          GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$55,597 (R$48,596 as of December 31, 2017). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

•          Tax on Services (ISS) in the amount of R$21,635 (R$21,222 as of December 31, 2017) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•          Customs Penalty in the amount of R$59,025 (R$57,823 as of December 31, 2017) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•          BSSF goodwill (BSSF Air Holdings) in the amount of R$105,904 (R$104,213 as of December 31, 2017) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•          GLA’s goodwill in the amount of R$81,960 (R$80,198 as of December 31, 2017) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•          In May 2018, the subsidiary Smiles received an infraction related to the years 2014 and 2015 notice due to: (i) the deductibility of the goodwill allocated to future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013, and (ii) the deductibility of financial expenses from the debentures issued in June 2014. The amount of R$114,238 on June 30, 2018 was assessed by Management and its legal counsel as a possible loss, as there are grounds for appeal.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

There are other lawsuits that the Company’s Management and its legal counsels assess as possible risk of loss, in the estimated amount of R$205,378 (R$70,762 as of December 31, 2017) which added to the lawsuits mentioned above, totaled R$643,737 as of June 30, 2018 (R$382,814 as of December 31, 2017).

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

22.    Equity

22.1.  Capital stock

As of June 30, 2018, the Company’s capital stock was R$3,090,100 and represented by 3,130,241,845 shares, comprised by 2,863,682,710 common shares and 266,559,135 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	06/30/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	49.07%	61.02%	100.00%	49.25%	61.19%
Delta Air Lines, Inc.	-	12.34%	9.44%	-	12.38%	9.47%
Airfrance - KLM	-	1.59%	1.22%	-	1.60%	1.22%
Treasury shares	-	0.00%	0.00%	-	0.10%	0.08%
Other	-	1.03%	0.79%	-	0.93%	0.71%
Free float	-	35.97%	27.53%	-	35.74%	27.33%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of June 30, 2018 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On January 11, 2018, the Company’s Board of Directors approved a capital increase of R$1,500, from the subscription of 161,029 preferred shares as a result of the exercise of stock options.

On May 8, 2018, the Company’s Board of Directors approved a capital increase of R$5,798, from the subscription of 498,674 preferred shares as a result of the exercise of stock options.

As of June 30, 2018, the Company’s balance of “Shares to be issued” totaled R$2,472, due to the subscription of 331,418 preferred shares as a result of the exercise of stock options. The capital increase was approved on August 1, 2018.

22.2. Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after allocation to reserves in accordance with the Brazilian Corporate Law.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

22.3. Treasury shares

In the quarter ended June 30, 2018, the Company repurchased 740,000 shares and transferred 1,012,222 shares to the beneficiaries of the restricted share plan granted on August 11, 2015. As of June 30, 2018, the Company had 6,390 treasury shares, totaling R$126 (278,612 shares in the amount of R$4,168 as of December 31, 2017). As of June 30, 2018, the market value of the treasury shares stood at R$67 (R$4,068 as of December 31, 2017).

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

23.    Revenue

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
		(Restated)		(Restated)
Passenger transportation (*)	2,297,039	2,078,531	5,179,549	4,583,674
Cargo	100,341	85,345	192,444	164,312
Mileage revenue	77,038	131,317	210,557	277,800
Other revenue	26,735	21,671	48,412	58,243
Gross revenue	2,501,153	2,316,864	5,630,962	5,084,029

Related tax	(147,325)	(157,505)	(312,867)	(332,594)
Net revenue	2,353,828	2,159,359	5,318,095	4,751,435

(*) Of the total amount, R$122,124 and R$232,975 in the three- and six-month periods ended June 30, 2018, respectively (R$106,779 and R$216,883 in the three- and six-month periods ended June 30, 2017, respectively), consist of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	Consolidated
	Three-month period ended				Six-month period ended
	06/30/2018%		06/30/2017%		06/30/2018%		06/30/2017%
			(Restated)				(Restated)
Domestic	2,046,066	86.9	1,843,142	85.4	4,404,700	82.8	3,983,015	83.8
International	307,762	13.1	316,217	14.6	913,395	17.2	768,420	16.2
Net revenue	2,353,828	100.0	2,159,359	100.0	5,318,095	100.0	4,751,435	100.0

24.    Operating costs, selling and administrative expenses

24.1. Parent Company

	Three-month period ended				Six-month period ended
	06/30/2018		06/30/2017		06/30/2018		06/30/2017
	Total	%	Total	%	Total	%	Total	%
Salaries (a)	(1,011)	(1.2)	(2,700)	28.3	(2,000)	(1.5)	(3,159)	21.5
Services provided	168	1.7	(4,126)	43.2	(1,873)	(0.5)	(6,145)	41.8
Other revenue (expenses), net (b)	82,643	99.5	(2,722)	28.5	138,322	102.0	(5,405)	36.7
Total	81,800	100.0	(9,548)	100.0	134,449	100.0	(14,709)	100.0

(a)         The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)         Includes net gains with sale-leaseback transactions.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

24.2. Consolidated

	Three-month period ended 06/30/2018
	Cost of services provided	Selling expenses	Administrative expenses	Other operating income, net	Total	%
Salaries (a)	(285,266)	(8,646)	(116,761)	-	(410,673)	17.8
Aircraft fuel	(792,692)	-	-	-	(792,692)	34.3
Aircraft rent	(268,936)	-	-	-	(268,936)	11.6
Maintenance, material and repairs	(88,782)	-	-	-	(88,782)	3.8
Passenger costs	(103,854)	-	-	-	(103,854)	4.5
Services provided	(38,459)	(33,855)	(71,994)	-	(144,308)	6.2
Sales and marketing	-	(152,673)	-	-	(152,673)	6.6
Landing fees	(168,123)	-	-	-	(168,123)	7.3
Depreciation and amortization	(159,220)	-	(5,860)	-	(165,080)	7.1
Sale-leaseback transactions (b)	-	-	-	95,108	95,108	(4.1)
Other operating expenses, net	(61,431)	1,754	(51,506)	-	(111,183)	4.9
Total	(1,966,763)	(193,420)	(246,121)	95,108	(2,311,196)	100.0

	Three-month period ended 06/30/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating income, net	Total	%
	(Restated)

Salaries (a)	(300,822)	(12,777)	(68,093)	-	(381,692)	17.9
Aircraft fuel	(629,729)	-	-	-	(629,729)	29.5
Aircraft rent	(241,937)	-	-	-	(241,937)	11.3
Maintenance, material and repairs	(132,150)	-	-	-	(132,150)	6.2
Passenger costs	(98,382)	-	-	-	(98,382)	4.6
Services provided	(19,044)	(57,357)	(61,460)	-	(137,861)	6.4
Sales and marketing	-	(124,405)	-	-	(124,405)	5.8
Landing fees	(144,714)	-	-	-	(144,714)	6.8
Depreciation and amortization	(115,851)	-	(3,105)	-	(118,956)	5.6
Sale-leaseback transactions (b)	-	-	-	(1,988)	(1,988)	0.1
Other operating expenses, net	(58,528)	(9,281)	(57,525)	-	(125,334)	5.8
Total	(1,741,157)	(203,820)	(190,183)	(1,988)	(2,137,148)	100.0

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Six-month period ended 06/30/2018
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses, net	Total	%
Salaries (a)	(604,924)	(17,782)	(271,639)	-	(894,345)	18.7
Aircraft fuel	(1,676,905)	-	-	-	(1,676,905)	35.1
Aircraft rent	(504,357)	-	-	-	(504,357)	10.6
Maintenance, material and repairs	(199,106)	-	-	-	(199,106)	4.2
Passenger costs	(223,600)	-	-	-	(223,600)	4.7
Services provided	(75,151)	(59,297)	(140,101)	-	(274,549)	5.7
Sales and marketing	-	(279,953)	-	-	(279,953)	5.9
Landing fees	(355,562)	-	-	-	(355,562)	7.5
Depreciation and amortization	(304,463)	-	(11,185)		(315,648)	6.6
Sale-leaseback transactions (b)	-	-	-	176,086	176,086	(3.7)
Other operating expenses, net	(144,180)	(10,317)	(68,716)	-	(223,213)	4.7
Total	(4,088,248)	(367,349)	(491,641)	176,086	(4,771,152)	100.0

	Six-month period ended 06/30/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses, net	Total	%
	(Restated)

Salaries (a)	(615,264)	(24,333)	(156,076)	-	(795,673)	17.8
Aircraft fuel	(1,365,540)	-	-	-	(1,365,540)	30.5
Aircraft rent	(483,446)	-	-	-	(483,446)	10.8
Maintenance, material and repairs	(220,397)	-	-	-	(220,397)	4.9
Passenger costs	(215,648)	-	-	-	(215,648)	4.8
Services provided	(40,761)	(104,595)	(130,446)	-	(275,802)	6.2
Sales and marketing	-	(241,963)	-	-	(241,963)	5.4
Landing fees	(319,505)	-	-	-	(319,505)	7.1
Depreciation and amortization	(219,031)	-	(6,533)	-	(225,564)	5.0
Sale-leaseback transactions (b)	-	-	-	(3,977)	(3,977)	0.1
Other operating expenses, net	(171,433)	(18,654)	(136,345)	-	(326,432)	7.4
Total	(3,651,025)	(389,545)	(429,400)	(3,977)	(4,473,947)	100.0

(a)     The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)   In the six-month period ended June 30, 2018, the Company recorded a net gain of R$177,309 arising from sale-leaseback transactions of five aircraft traded in the period, together with deferred gains of R$696 arising from these transactions, and losses of R$1,919 related to deferred net losses with aircraft traded between 2006 and 2009 (R$1,989 related to deferred net losses with aircraft traded between 2006 and 2009 as of June 30, 2017).

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

25.    Financial income (expenses)

	Parent Company
	Three-month period ended		Six-month period ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Financial income
Gain from short-term investments	14,906	927	21,672	2,043
Monetary variation	869	577	1,352	1,326
(-) Taxes on financial income (a)	(1,534)	(315)	(2,589)	(523)
Interest on loan agreement	17,329	18,389	33,060	37,008
Total financial income	31,570	19,578	53,495	39,854

Financial expenses
Losses from derivatives	-	(581)	-	(581)
Interest on short and long-term debt	(79,184)	(62,942)	(155,242)	(125,034)
Bank charges and expenses	(3,778)	(2,688)	(6,912)	(5,845)
Exchange offer costs (b)	(4,202)	-	(54,105)	-
Other	(5,144)	(3,170)	(10,445)	(5,902)
Total financial expenses	(92,308)	(69,381)	(226,704)	(137,362)

Exchange rate variation, net	(396,463)	(66,016)	(403,271)	(24,006)

Total	(457,201)	(115,819)	(576,480)	(121,514)

	Consolidated
	Three-month period ended		Six-month period ended
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Financial income
Gain from derivatives	-	5	2,566	1,346
Gain from short-term investments	21,579	19,728	82,939	48,898
Monetary variation	3,064	4,643	5,505	8,026
Interest income	-	713	-	15,958
(-) Taxes on financial income (a)	(8,653)	(4,929)	(14,256)	(10,664)
Other	3,189	1,658	7,064	3,972
Total financial income	19,179	21,818	83,818	67,536

Financial expenses
Losses from derivatives	(6,237)	(12,333)	(9,289)	(25,338)
Interest on short and long-term debt	(173,559)	(165,388)	(338,695)	(405,580)
Bank charges and expenses	(12,213)	(7,824)	(25,070)	(16,469)
Monetary variation	(470)	(858)	(943)	(1,738)
Exchange offer costs (b)	(4,201)	-	(54,104)	-
Other	(37,740)	(31,188)	(67,306)	(54,938)
Total financial expenses	(234,420)	(217,591)	(495,407)	(504,063)

Exchange rate variation, net	(1,046,002)	(229,506)	(1,067,517)	(88,353)

Total	(1,261,243)	(425,279)	(1,479,106)	(524,880)

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Refers to the total amount of the prepayment of Senior Notes II, III, V, VI and VII (for further information, see Note 17.3). Includes the write-off of costs from this debt totaling R$35,722.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.    Segments

Operating segments are defined based on business activities from which it may earn revenues and incur expenses, the operating results of which are regularly reviewed by the Company’s relevant decision makers to evaluate performance and allocate resources to the respective segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between its two operating segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles Fidelidade, and the non-controlling interests of Smiles Fidelidade reached 47.3% as of June 30, 2018 and December 31, 2017.

The information below presents the summarized financial position of the reportable operating segments as of June 30, 2018 and December 31, 2017:

26.1. Assets and liabilities of the operating segments

	06/30/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,072,480	1,835,193	3,907,673	(721,404)	3,186,269
Noncurrent	7,122,581	223,667	7,346,248	(292,414)	7,053,834
Total assets	9,195,061	2,058,860	11,253,921	(1,013,818)	10,240,103

Liabilities
Current	6,113,770	1,057,723	7,171,493	(589,465)	6,582,028
Noncurrent	7,740,961	222,741	7,963,702	(14,361)	7,949,341
Total equity (deficit)	(4,659,670)	778,396	(3,881,274)	(409,992)	(4,291,266)
Total liabilities and equity (deficit)	9,195,061	2,058,860	11,253,921	(1,013,818)	10,240,103

	12/31/2017
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(Restated)		(Restated)	(Restated)	(Restated)
Assets
Current	2,389,146	1,901,672	4,290,818	(945,820)	3,344,998
Noncurrent	6,769,399	269,239	7,038,638	(378,888)	6,659,750
Total assets	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Liabilities
Current	5,488,852	1,096,357	6,585,209	(815,589)	5,769,620
Noncurrent	7,131,078	202,835	7,333,913	(10,264)	7,323,649
Total equity (deficit)	(3,461,385)	871,719	(2,589,666)	(498,855)	(3,088,521)
Total liabilities and equity (deficit)	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.2. Results of the operating segments

	06/30/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated

Net revenue
Passenger (a)	4,756,517	-	4,756,517	188,559	4,945,076
Cargo and other (a)	207,239	-	207,239	(207,239)	-
Mileage revenue (a)	-	443,746	443,746	(70,727)	373,019
Cost of services provided (b)	(4,058,202)	(26,909)	(4,085,111)	(3,137)	(4,088,248)
Gross profit	905,554	416,837	1,322,391	(92,544)	1,229,847

Operating income (expenses)
Selling expenses	(388,294)	(56,449)	(444,743)	77,394	(367,349)
Administrative expenses (c)	(443,534)	(46,530)	(490,064)	(1,577)	(491,641)
Other operating income, net	175,515	-	175,515	571	176,086
Total operating expenses	(656,313)	(102,979)	(759,292)	76,388	(682,904)

Equity results	130,853	470	131,323	(131,168)	155

Operating result before financial result, net and income taxes	380,094	314,328	694,422	(147,324)	547,098

Financial income (expenses)
Financial income	63,567	87,002	150,569	(66,751)	83,818
Financial expenses	(561,892)	(261)	(562,153)	66,746	(495,407)
Exchange rate variation, net	(1,063,817)	(3,706)	(1,067,523)	6	(1,067,517)
Total financial result	(1,562,142)	83,035	(1,479,107)	1	(1,479,106)

Income (loss) before income taxes	(1,182,048)	397,363	(784,685)	(147,323)	(932,008)

Income and social contribution taxes	3,537	(128,192)	(124,655)	5,547	(119,108)
Net income (loss) for the period	(1,178,511)	269,171	(909,340)	(141,776)	(1,051,116)

Net income attributable to equity holders of the parent	(1,178,511)	141,776	(1,036,735)	(141,776)	(1,178,511)
Net income attributable to non-controlling interests of Smiles	-	127,395	127,395	-	127,395

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	06/30/2017
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
Net revenue	(Restated)
Passenger (a)	3,986,423	-	3,986,423	388,635	4,375,058
Cargo and other (a)	366,691	-	366,691	(304,875)	61,816
Mileage revenue (a)	-	885,021	885,021	(570,460)	314,561
Cost of services provided (b)	(3,650,776)	(458,234)	(4,109,010)	457,985	(3,651,025)
Gross profit	702,338	426,787	1,129,125	(28,715)	1,100,410

Operating income (expenses)
Selling expenses	(367,484)	(43,488)	(410,972)	21,427	(389,545)
Administrative expenses (c)	(390,001)	(35,314)	(425,315)	(4,085)	(429,400)
Other operating expenses, net	(3,977)	-	(3,977)	-	(3,977)
Total operating expenses	(761,462)	(78,802)	(840,264)	17,342	(822,922)

Equity results	155,311	-	155,311	(155,180)	131

Operating result before financial result, net and income taxes	96,187	347,985	444,172	(166,553)	277,619
Financial income (expenses)
Financial income	47,620	107,468	155,088	(87,552)	67,536
Financial expenses	(591,355)	(260)	(591,615)	87,552	(504,063)
Exchange rate variation, net	(84,522)	(3,831)	(88,353)	-	(88,353)
Total financial result	(628,257)	103,377	(524,880)	-	(524,880)

Income (loss) before income taxes	(532,070)	451,362	(80,708)	(166,553)	(247,261)

Income and social contribution taxes	217,899	(148,792)	69,107	3,535	72,642
Net income (loss) for the period	(314,171)	302,570	(11,601)	(163,018)	(174,619)

Net income attributable to equity holders of the parent	(314,171)	162,041	(152,130)	(163,018)	(315,148)
Net income attributable to non-controlling interests of Smiles	-	140,529	140,529	-	140,529

(a)   Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)   Includes depreciation and amortization expenses of R$304,463 in the six-month period ended June 30, 2018, comprised by R$297,619 in flight transportation and R$6,844 in the Smiles loyalty program (R$212,573 and R$6,458 in the six-month period ended June 30, 2017, respectively).

(c)   Includes depreciation and amortization expenses of R$11,185 in the six-month period ended June 30, 2018, comprised by R$9,826 in flight transportation and R$1,359 in the Smiles loyalty program (R$6,303 and R$230 in the six-month period ended June 30, 2017, respectively).

In the stand alone interim information forms of the subsidiary Smiles Fidelidade, which represents the segment Smiles Loyalty Program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

27.    Commitments

As of June 30, 2018, the Company had 119 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$52,557,284 (US$13,630,708), and are segregated as follows:

	Consolidated
	06/30/2018	12/31/2017
2019	1,302,678	1,117,604
2020	5,289,787	4,538,258
2021	7,224,682	6,198,259
2022	7,405,581	6,353,457
2023	7,604,841	6,524,408
Thereafter	23,729,715	20,358,396
Total	52,557,284	45,090,382

As of June 30, 2018, from the total orders mentioned above, the Company had the amount of R$7,575,805 (US$1,964,781) related to advances for aircraft acquisition to be disbursed, in accordance with the following schedule:

	Consolidated
	06/30/2018	12/31/2017
2018	179,441	316,215
2019	628,763	773,268
2020	793,377	848,003
2021	985,934	852,458
2022	1,094,696	866,119
2023	1,068,000	786,487
Thereafter	2,825,594	2,021,014
Total	7,575,805	6,463,564

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term lines of credit and supplier financing.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of June 30, 2018, the total fleet leased was comprised of 119 aircraft, of which 92 were under operating leases and 27 were recorded as finance leases. During the six-month period ended June 30, 2018, the Company returned 1 aircraft under operating lease contract. In addition, during the six-month period ended June 30, 2018, the Company changed the classification of four finance lease agreements.

As of June 30, 2018, the Company recorded under current liabilities operating lease installments in the amount of R$150,558 and R$114,947 under noncurrent liabilities (R$28,387 under current liabilities and R$110,723 under noncurrent liabilities as of December 31, 2017).

On February 14 and November 27, 2017, the Company entered in sale-leaseback transactions for 10 aircraft with AWAS and GECAS. In the period ended June 30, 2018, the Company received one aircraft in relation to this operation and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft. The remaining aircraft are expected to be delivered by August 2019. Under this agreement, AWAS and GECAS undertake to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS and GECAS fail to comply with the commitments established in such agreements.

27.1.         Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	Consolidated
	06/30/2018	12/31/2017
2018	541,747	858,508
2019	1,134,508	928,226
2020	1,079,799	888,944
2021	915,076	746,595
2022	778,288	630,477
2023	651,530	520,152
Thereafter	972,708	731,812
Total minimum lease payments	6,073,656	5,304,714

27.2.         Sale-leaseback transactions

In the six-month period ended June 30, 2018, the Company recorded a net gain of R$176,086 arising from five aircraft sale-leaseback transactions. This gain will not be offset by future payments from the lease agreement and the R$8,790 surplus amount of the sale price in relation to the aircraft fair value will be deferred throughout the term of the agreements. The deferred gain came to R$696 in the six-month period ended June 30, 2018.

Additionally, the Company has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$969 (R$2,887 as of December 31, 2017).

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.    Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits, monitors controls, including mathematical models used to continuously monitor exposures and possible financial effects, and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. The results from operations and the application of risk management controls are part of the monitoring process by the Risk Policy Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of June 30, 2018 and December 31, 2017 is as follows:

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Measured at fair value through profit or loss		Amortized cost (c)
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Assets
Cash and cash equivalents (a)	300,174	434,295	315,147	592,567
Short-term investments (a)	1,153,465	955,589	-	-
Restricted cash	328,761	268,047	-	-
Derivatives assets	45,238	40,647	-	-
Trade receivables	-	-	922,953	936,478
Deposits (b)	-	-	822,167	655,244
Other assets	-	-	126,296	123,721

Liabilities
Debt	-	-	8,031,652	7,105,667
Suppliers	-	-	1,652,226	1,471,150
Suppliers - Forfaiting	-	-	420,880	78,416
Derivatives liabilities	16,042	34,457	-	-
Operating leases	-	-	265,505	139,110

(a)     The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 10.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 17. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities. During the six-month period ended June 30, 2018, there was no change on the classification between categories of the financial instruments.

As of June 30, 2018 and December 31, 2017, the Company did not have financial assets measured at fair value through profit or loss under “Other comprehensive income”.

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Total
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	(34,457)	6,190
Fair value variations
Losses recognized in profit or loss (a)	(1,873)	(3,518)	(5,391)
Gains recognized in other comprehensive income (loss)	44,977	2,785	47,762
Settlements (payments received) during the period	(19,611)	246	(19,365)
Derivative assets (liabilities) as of June 30, 2018 (*)	64,140	(34,944)	29,196

Changes in other comprehensive income (loss)
Balances as of December 31, 2017	35,505	(114,821)	(79,316)
Fair value adjustments during the period	54,466	2,785	57,251
Time value of options	(9,488)	-	(9,488)
Net reversal to profit or loss (b)	(40,079)	7,990	(32,089)
Balances as of June 30, 2018	40,404	(104,046)	(63,642)

Effects on profit or loss (a-b)	38,206	(11,508)	26,698

Recognized in operating income	40,079	(6,658)	33,421
Recognized in financial income	(1,873)	(4,850)	(6,723)

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(*)  Classified as "Derivatives" rights or obligations, if assets or liabilities.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC 48 - “Financial Instruments” (IFRS 9). As of June 30, 2018, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.1. Market risks

a)   Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of June 30, 2018, the Company held call options and collar derivatives of Brent and WTI. In the six-month period ended June 30, 2018, the Company recognized total gains of R$38,206 related to derivatives operations in the statement of income.

The Company uses different instruments to hedge its exposure to fuel prices, which are chosen based on factors such as market liquidity, market value of the items, levels of volatility, availability and margin deposit. The main hedging instruments are futures, collars, swaps and options.

The Company’s Fuel Risk Management strategy is based on statistical models. Through the models developed, the Company is able to (i) measure the economic relationship between the hedging instrument and the hedged item, in order to assess whether the ratio between the jet fuel price and the international fuel price is behaving as expected; and (ii) properly define the hedge ratio in order to determine the appropriate volume to be contracted to hedge the fuel volume to be consumed in a given period.

The Company’s models take into consideration possible ineffectiveness factors that may impact its Risk Management strategies, such as a change in the way suppliers calculate jet fuel prices and a mismatch between the term of the hedging instrument and the hedged item.

In the six-month period ended June 30, 2018, the Company held derivatives operations designated as “hedge accounting”.

b)   Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed.

The Company’s foreign currency exposure is summarized below:

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Assets
Cash, equivalents, short-term investments and restricted cash	708,109	834,873	837,123	1,215,716
Trade receivables	-	-	58,634	126,140
Deposits	-	-	822,167	655,244
Derivatives	-	-	45,238	40,647
Total assets	708,109	834,873	1,763,162	2,037,747

Liabilities
Short and long-term debt	4,660,639	4,034,975	5,601,025	4,593,169
Finance lease	-	-	1,393,441	1,476,151
Foreign currency suppliers	3,821	1,548	914,474	644,775
Derivatives	-	-	16,042	34,457
Operating leases	-	-	265,505	139,110
Total liabilities	4,664,460	4,036,523	8,190,487	6,887,662

Exchange exposure	3,956,351	3,201,650	6,427,325	4,849,915

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	6,073,656	5,304,714
Future commitments resulting from firm aircraft orders	52,557,284	45,090,382	52,557,284	45,090,382
Total	52,557,284	45,090,382	58,630,940	50,395,096

Total foreign currency exposure - R$	56,513,635	48,292,032	65,058,265	55,245,011
Total foreign currency exposure - US$	14,656,786	14,598,559	16,872,832	16,700,427
Exchange rate (R$/US$)	3.8558	3.3080	3.8558	3.3080

The Company is mainly indexed to the U.S. dollar.

c)   Interest rate risk

The Company’s strategy to manage interest rate risk combines fixed and floating interest rates to determine whether it is necessary to increase or reduce its exposure to interest rates. The Company manages its exposure by determining the basis point value (“BPV”) of each agreement and uses volumes equivalent to the amount of BPVs necessary to achieve the goals proposed in the Risk Management for contracting derivatives.

Through statistical models, the Company measures the economic relationship between the hedging instrument and the hedged item, taking into consideration possible ineffectiveness factors, such as a mismatch between the term of the hedging instrument and the hedged item.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the six-month period ended June 30, 2018, the Company recognized a total loss with interest hedging transactions in the amount of R$11,508 (loss of R$27,194 in the six-month period ended June 30, 2017).

As of June 30, 2018 and December 31, 2017, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

28.2. Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies. The financial institutions in which the Company concentrates more than 10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.  Trade receivables consists of amounts falling due from credit card operators, travel agencies, installment sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. The Company uses a provision matrix to calculate the provision for expected loss during the asset lifecycle, which considers historical data to determine the expected loss, through the segmentation of the receivables portfolio into groups that have the same behavior patterns, based on maturity dates. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

a)   Liquidity risk

The Company is exposed to two distinct forms of liquidity risk: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's consolidated financial liabilities on June 30, 2018 and December 31, 2017 are as follows:

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Short and long-term debt	1,032,255	501,918	3,486,972	3,010,507	8,031,652
Suppliers	1,464,837	-	187,389	-	1,652,226
Suppliers - Forfaiting	420,880	-	-	-	420,880
Derivatives liabilities	16,042	-	-	-	16,042
Operating leases	150,558	-	114,947	-	265,505
As of June 30, 2018	3,084,572	501,918	3,789,308	3,010,507	10,386,305

Short and long-term debt	369,496	793,376	2,651,018	3,291,777	7,105,667
Suppliers	1,245,352	3,772	222,026	-	1,471,150
Suppliers - Forfaiting	78,416	-	-	-	78,416
Derivatives liabilities	34,457	-	-	-	34,457
Operating leases	28,387	-	110,723	-	139,110
As of December 31, 2017	1,756,108	797,148	2,983,767	3,291,777	8,828,800

28.3. Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The table below shows the Company’s financial leverage as of June 30, 2018 and December 31, 2017:

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	06/30/2018	12/31/2017
		(Restated)
Total short and long-term debt	8,031,652	7,105,667
(-) Cash and cash equivalents	(615,321)	(1,026,862)
(-) Short-term investments	(1,153,465)	(955,589)
(-) Restricted cash	(328,761)	(268,047)
A - Net debt	5,934,105	4,855,169
B – Total deficit	(4,291,266)	(3,088,521)
C = (B + A) - Total capital and net debt	1,642,839	1,766,648

28.4. Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments entered by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives positions and interest rates on June 30, 2018 to market risks considered relevant by Management. In the tables, positive values are displayed as net asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Parent Company

a)   Foreign currency risk

As of June 30, 2018, the Company adopted the closing exchange rate of R$3.8558/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of June 30, 2018:

	Exchange rate	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.8558/US$1.00)	3.8558	(3,956,351)
Dollar depreciation (-50%)	1.9279	1,978,176
Dollar depreciation (-25%)	2.8919	989,088
Dollar appreciation (+25%)	4.8198	(989,088)
Dollar appreciation (+50%)	5.7837	(1,978,176)

Consolidated

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

a)   Fuel risk

The Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	3Q18	4Q18	1Q19	2Q19	Total 12M
Percentage of fuel exposure hedged	47%	67%	29%	20%	41%
Amount in barrels (thousand barrels)	1,670	2,455	1,090	675	5,890
Future rate agreed per barrel (US$)	66.73	67.68	84.71	77.75	51.49
Total in Brazilian reais	429,699	640,668	356,041	202,357	1,169,372

b)   Foreign currency risk

As of June 30, 2018, the Company adopted the closing exchange rate of R$3.8558/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of June 30, 2018:

	Exchange rate	Effect on profit/loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.8558/US$1.00)	3.8558	(6,427,325)
Dollar depreciation (-50%)	1.9279	3,213,662
Dollar depreciation (-25%)	2.8919	1,606,831
Dollar appreciation (+25%)	4.8198	(1,606,831)
Dollar appreciation (+50%)	5.7837	(3,213,662)

c)   Interest rate risk

As of June 30, 2018, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of June 30, 2018 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial debt (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.39%	2.34%	2.34%
Exposure amount (probable scenario) (b)	428,889	(402,281)	(15,224)
Possible adverse scenario (+25%)	32,693	(11,767)	(445)
Remote adverse scenario (+50%)	39,231	(14,120)	(534)

(a)     Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

(b)    Balances recorded on June 30, 2018.

(c)     Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

The Company’s interest-rate hedging is presented below:

	2018	2019	2020	2021	2022	Total
Basis point value (“BPV”) - thousands	27	0	172	128	64	391
Aircraft to be delivered	14	15	17	32	31	109
Hedged percentage	64%	19%	60%	66%	41%	51%

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

•       Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of June 30, 2018 and December 2017:

		06/30/2018		12/31/2017
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	300,174	300,174	434,295	434,295
Short-term investments	Level 1	26,981	26,981	32,701	32,701
Short-term investments	Level 2	1,126,484	1,126,484	922,888	922,888
Restricted cash	Level 2	328,761	328,761	268,047	268,047
Derivatives assets	Level 2	45,238	45,238	40,647	40,647
Derivatives liabilities	Level 2	(16,042)	(16,042)	(34,457)	(34,457)

29.    Liabilities from financing activities

The changes in liabilities from the Company’s financing activities in the six-month period ended June 30, 2018 and 2017 are as follows:

Parent Company

06/30/2018
					Non-cash changes
	Opening balance	Cash flow	Net income for the period	Interest payments and loan costs	Exchange variations, net	Provision for interest on loans	Other	Closing balance
Short and long-term debt	4,034,975	(143,677)	-	(68,755)	677,275	160,821	-	4,660,639
Treasury shares	(4,168)	(15,929)	19,685	-	-	-	286	(126)
Shares to be issued	-	2,472	-	-	-	-	-	2,472
Capital stock	3,082,802	7,298	-	-	-	-	-	3,090,100
Obligations to related parties	135,010	18,008	-	-	3,612	4,617	1,388	162,635

06/30/2017
				Non-cash changes
	Opening balance	Cash flow	Interest payments	Exchange variations, net	Provision for interest	Other	Closing balance
Share loan liabilities	-	93,145	-	-	-	(89)	93,056
Short and long-term debt	3,261,714	(179,021)	(125,724)	41,931	136,704	-	3,135,604
Shares to be issued	-	1,137	-	-	-	-	1,137

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Consolidated

06/30/2018
							Non-cash changes
	Opening balance	Cash flow	Dividends and interest on sharehol-ders’ equity received	Net income for the period	Interest payments and loan costs	Share-based payments	Exchange variation, net	Provisi-on for interest on loans	Other	Write-off of property, plant and equipment and intangible assets	Closing balance
Short and long-term debt	7,105,667	(46,593)	-	-	(151,020)	-	1,007,832	233,594	48,835	(166,663)	8,031,652
Treasury shares	(4,168)	(15,929)	-	-	-	19,685	-	-	286	-	(126)
Shares to be issued	-	2,472	-	-	-	-	-	-	-	-	2,472
Capital stock	3,082,802	7,298	-	-	-	-	-	-	-	-	3,090,100
Non-controlling interests from Smiles	412,013	(213,819)	42,128	127,395	-	125	-	-	601	-	368,443

06/30/2017
									Non-cash changes
	Opening balance	Cash flow	Net income for the period	Dividends and interest on sharehol-ders’ equity paid	Write-off of property, plant and equipment and intangible assets	Share-based payments	Interest payments	Effects of interest in subsidiary	Exchange variation, net	Provision for interest	Other	Closing balance
Short and long-term debt	6,379,220	(223,404)	-	-	(15,334)	-	(249,661)	-	67,166	258,999	-	6,216,986
Share loan liabilities	-	93,145	-	-	-	-	-	-	-	-	(89)	93,056
Non-controlling interests from Smiles	293,247	(241,337)	140,529	48,611	-	110	-	6,852	-	-	-	248,012
Shares to be issued	-	1,137	-	-	-	-	-	-	-	-	-	1,137

30.    Insurance

As of June 30, 2018, insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

Aviation	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	14,921,946	3,870,000
Civil liability per event/aircraft (*)	2,891,850	750,000
Inventories (local) (*)	1,156,740	300,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,471	-
D&O liability insurance	50,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	15,684	-

Notes to the interim financial information June 30, 2018 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(*)   Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

31.    Subsequent events

As of June 30, 2018, the Company’s balance of “Shares to be issued” totaled R$2,472, due to the subscription of 331,418 preferred shares as a result of the exercise of stock options. The capital increase was approved on August 1, 2018.

On July 16, 2018, the Company announced it entered into a new agreement with Boeing to acquire another 14 737-MAX 8 aircraft, increasing the total number of orders to 134 aircraft. The Company’s projections indicate that, by the end of 2027, more than 75% of its fleet will consist of 737-MAX aircraft.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.